PROSPECTUS	Filed Pursuant to Rule 424(b)(3)
Registration No. 333-283536

24,285,714 Shares of Common Stock

This prospectus relates to the resale from time to time by the selling stockholders identified in this prospectus under the heading “Selling Stockholders” of an aggregate of up to 24,285,714 shares of common stock of Powerfleet, Inc. The shares of our common stock were issued by us to the selling stockholders in connection with our acquisition of Golden Eagle Canada Holdings, Inc., Complete Innovations Holdings Inc. and Golden Eagle Holdings, Inc. (collectively, “Fleet Complete”) and our concurrent private placement, each of which was consummated on October 1, 2024. We will not receive any proceeds from the sale or other disposition of the shares of our common stock by the selling stockholders.

We will bear all costs, expenses and fees in connection with the registration of shares of our common stock for resale by the selling stockholders. The selling stockholders will each bear their respective discounts, commissions, fees of underwriters, selling brokers or dealer managers and similar expenses, if any, attributable to the sale or disposition of the shares of our common stock, or interests therein, held by such selling stockholder. See “Use of Proceeds” beginning on page 5 and “Plan of Distribution” beginning on page 10 of this prospectus for more information.

The selling stockholders may from time to time sell, transfer or otherwise dispose of any or all of their shares of our common stock, or interests therein, at fixed prices, at prevailing market prices at the time of sale or at prices negotiated with purchasers, to or through underwriters, broker-dealers, agents, or through any other means described in this prospectus under the heading “Plan of Distribution.”

Our common stock is currently listed on The Nasdaq Global Market under the symbol “AIOT.” On December 17, 2024, the last reported sale price of our common stock on The Nasdaq Global Market was $6.94 per share.

You should read this prospectus, together with additional information described under the headings “Information Incorporated by Reference” and “Where You Can Find More Information,” carefully before you invest in our common stock.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 4 of this prospectus, as well as the other information contained in or incorporated by reference in this prospectus or in any accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 18, 2024

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using the “shelf” registration process. Under this shelf registration process, the selling stockholders identified herein (or their pledgees, donees, transferees or other successors-in-interest) may, from time to time, sell or otherwise dispose of the shares of common stock described in this prospectus in one or more offerings. We will not receive any proceeds from the sale by such selling stockholders of the shares of common stock offered by them described in this prospectus.

This prospectus provides you with a general description of the shares of our common stock that the selling stockholders may sell or otherwise dispose of. You should rely only on the information provided in this prospectus, as well as the information incorporated by reference into this prospectus and any applicable prospectus supplement. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information provided in the prospectus supplement. Neither we nor the selling stockholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement. Neither we nor the selling stockholders take responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the applicable document. Since the date of this prospectus and the documents incorporated by reference into this prospectus, our business, financial condition, results of operations and prospects may have changed. Neither we nor the selling stockholders will make an offer to sell these shares of common stock in any jurisdiction where the offer or sale is not permitted.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the information incorporated by reference herein or therein. For information about the distribution of shares of common stock offered, please see “Plan of Distribution” below. You should carefully read both this prospectus and any prospectus supplement, together with the additional information described in “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” before you make any investment decisions regarding the shares of common stock. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

This prospectus summarizes certain documents and other information, and we refer you to them for a more complete understanding of what we discuss in this prospectus. All of the summaries are qualified in their entirety by the actual documents. In making an investment decision, you must rely on your own examination of our company and the terms of the offering and the shares of common stock, including the merits and risks involved.

We are not making any representation to any purchasers of shares of common stock regarding the legality of an investment in the shares of common stock by such purchasers. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor or tax advisor for legal, business and tax advice regarding an investment in our common stock.

Unless the context indicates otherwise, references in this prospectus to “Powerfleet,” the “Company,” “we,” “us,” “our” and other similar terms refer to Powerfleet, Inc.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and any related free writing prospectus, including the information incorporated by reference herein and therein, contain or may contain forward-looking statements within the meaning of the federal securities laws, which may include information concerning our beliefs, plans, objectives, goals, expectations, strategies, anticipations, assumptions, estimates, intentions, future events, future revenues or performance, capital expenditures and other information that is not historical information. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. When used in this prospectus, the words “seek,” “estimate,” “expect,” “anticipate,” “project,” “plan,” “contemplate,” “plan,” “continue,” “intend,” “believe” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements are based upon our current expectations and various assumptions. We believe there is a reasonable basis for its expectations and beliefs, but there can be no assurance that we will realize our expectations or that our beliefs will prove to be correct.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from those expressed as forward-looking statements herein include, but are not limited to:

●	future economic and business conditions, including the conflict between Israel and Hamas;
●	integration of our, MiX Telematics Proprietary Limited’s (formerly known as MiX Telematics Limited) (“MiX Telematics’”) and Fleet Complete’s businesses and the ability to recognize the anticipated synergies and benefits of our transactions with MiX Telematics and Fleet Complete;
●	the commercial, reputational and regulatory risks to our business that may arise as a consequence of our need to restate certain of our consolidated financial statements;
●	the loss of any of our key customers or reduction in the purchase of our products by any such customers;
●	the failure of the markets for our products to continue to develop;
●	our inability to adequately protect our intellectual property;
●	our inability to manage growth;
●	the effects of competition from a wide variety of local, regional, national and other providers of wireless solutions;
●	changes in laws and regulations or changes in generally accepted accounting policies, rules and practices;
●	changes in technology or products, which may be more difficult or costly, or less effective, than anticipated; and
●	those described or incorporated by reference under the heading “Risk Factors” in this prospectus.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included or incorporated by reference in this prospectus or any applicable prospectus supplement.

There may be other factors of which we are currently unaware or which we currently deem immaterial that may cause our actual results to differ materially from the forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date they are made and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Except as may be required by law, we undertake no obligation to publicly update or revise any forward-looking statement to reflect events or circumstances occurring after the date they were made or to reflect the occurrence of unanticipated events, or otherwise.

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PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in or incorporated by reference into this prospectus. Because it is a summary, it may not contain all of the information that may be important to you. To understand this offering fully, you should read this entire prospectus and the documents incorporated by reference herein carefully, including the information referenced under the heading “Risk Factors” and in our financial statements, together with any accompanying prospectus supplement. Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” the “Company,” “Powerfleet” and similar terms refer to Powerfleet, Inc. and its subsidiaries.

Overview

We are a global leader of Artificial Intelligence-of-Things (“AIoT”) solutions providing valuable business intelligence for managing high-value enterprise and mid-market assets that improve operational efficiencies.

We are headquartered in Woodcliff Lake, New Jersey, with offices located around the globe

Our Unity data highway and AIoT ecosystem is the centerpiece of our strategy. Unity has the capability to ingest data from multiple data sources, harmonizing and transforming the dataset, and delivering simply understood insights through a unified Software-as-a-Service (“SaaS”) platform.

Unity provides mission-critical solutions from warehouse to trailer to vehicle, allowing customers to consolidate suppliers and gain end-to-end in a single pane of glass.

Unity enables customers to consume their data in multiple ways, from data-powered applications to unified operations integrations, which provide the ability to improve performance of the asset, the individual in charge of the asset and the business process, continuously improving our customers’ business performance.

Within the Unity ecosystem, our Powerfleet for Warehouse AIoT solutions are designed to provide on-premise or in-facility asset and operator management, monitoring, and visibility for warehouse and factory trucks such as forklifts, man-lifts, tuggers and ground support equipment at airports. These solutions utilize a variety of communications capabilities such as Bluetooth®, WiFi, and proprietary radio frequency.

Additionally within the Unity ecosystem, our Powerfleet for On-Road AIoT solutions are designed to provide bumper-to-bumper AIoT asset management, monitoring, and visibility for over-the-road based assets such as heavy trucks, dry-van trailers, refrigerated trailers and shipping containers and their associated cargo. These AIoT solutions provide mobile-asset tracking and condition-monitoring solutions to meet the transportation market’s desire for greater visibility, safety, security, and productivity throughout global supply chains. Our On-Road AIoT solutions extend to all mobile assets, whether it is a rental car, a private fleet, or automotive original equipment manufacturer (“OEM”) partners. We achieve this by providing critical information that can be used to increase revenues, reduce costs, enhance safety and sustainability, deliver compliance, and improve customer service.

Our patented technologies are proven solutions for organizations that must monitor and analyze their assets to improve safety, increase efficiency, reduce costs, and drive profitability. Our offerings are sold under the global brands Powerfleet, Pointer, Cellocator, MiX by Powerfleet and Fleet Complete.

We have an established history of Internet-of-Things device development, AI and data science expertise, and innovation creating devices that can withstand harsh and rugged environments. With 51 patents and patent applications and over 25 years’ experience, we believe we are well positioned to evolve our offerings for even greater value to customers through our cloud-based applications for unified operations.

We deliver advanced data solutions that connect mobile assets to increase visibility, operational efficiency and profitability. Across our spectrum of vertical markets, we differentiate ourselves by developing mobility platforms that collect data from unique sensors. Because we are data source and OEM agnostic, we help organizations view and manage their mixed assets homogeneously. All of our solutions are paired with SaaS and analytics platforms to provide an even deeper level of insights and understanding of how assets are utilized and how drivers and operators operate those assets. These insights include a full set of key performance indicators to drive operational and strategic decisions. Our customers typically get a return on their investment in less than 12 months from deployment.

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Our enterprise software applications have AI and machine learning capabilities and are built to integrate with our customers’ management systems to provide a single, integrated view of asset and operator activity across multiple locations while providing real-time enterprise-wide benchmarks and peer-industry comparisons. We look for analytics, as well as the data contained therein, to differentiate us from our competitors, adding significant value to customers’ business operations, and helping to contribute to their bottom line. Our solutions also feature open application programming interfaces for additional integrations and development to boost other enterprise management systems and third-party applications.

We market and sell our Unity ecosystem and our connected AIoT data solutions to a wide range of customers in the commercial and government sectors. Our customers operate in diverse markets, such as manufacturing, automotive manufacturing, wholesale and retail, food and grocery distribution, pharmaceutical and medical distribution, construction, mining, utilities, aerospace, vehicle rental, as well as logistics, shipping, transportation, energy and field services. Traditionally, these businesses have relied on multiple vendors, as well as manual, often paper-based, processes or on-premise legacy software to operate their high-value assets, manage workforce resources, and distributed sites; and face environmental, safety, and other regulatory requirements. In today’s landscape, it is crucial for these businesses to invest in solutions that enable easy analysis and sharing of real-time information, increasingly consolidating their suppliers.

Corporate History and Information

I.D. Systems, Inc. (“I.D. Systems”) was incorporated in the State of Delaware in 1993. Powerfleet, Inc. was incorporated in the State of Delaware in February 2019 for the purpose of effectuating the transactions pursuant to which we acquired Pointer Telocation Ltd. (“Pointer”) (the “Pointer Merger”). Upon the closing of the Pointer Merger, Powerfleet became the parent entity of I.D. Systems and Pointer.

Our principal executive office is located at 123 Tice Boulevard, Woodcliff Lake, New Jersey 07677, and our phone number is (201) 996-9000. Our common stock is currently traded on The Nasdaq Global Market under the symbol “AIOT.” Our website is www.powerfleet.com. Information contained on or accessible through our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

Recent Developments

On October 1, 2024, we consummated the transactions contemplated by a Share Purchase Agreement, dated as of September 18, 2024 (as amended, the “Purchase Agreement”), by and among Golden Eagle Topco LP, the persons that are party to the Purchase Agreement under the heading “Other Sellers,” us and Powerfleet Canada Holdings Inc., a corporation formed under the laws of the Province of Ontario and our wholly owned subsidiary, pursuant to which we acquired Fleet Complete for an aggregate purchase price of $200 million, subject to certain customary working capital and other adjustments as described in the Purchase Agreement (the “FC Acquisition”). As a result, Fleet Complete became our indirect, wholly owned subsidiary.

A portion of the purchase price payable in the FC Acquisition was satisfied by the issuance by us of 4,285,714 shares of our common stock (the “Rollover Shares”) to Ontario Teachers’ Pension Plan Board (“OTPP”), which was an existing indirect shareholder of Fleet Complete, pursuant to the terms of the Purchase Agreement.

Concurrently with the closing of the FC Acquisition, we consummated a private placement contemplated by a Subscription Agreement, dated as of September 18, 2024 (the “Subscription Agreement”), by and among us and certain of the selling stockholders, pursuant to which we issued to such selling stockholders an aggregate of 20,000,000 shares of our common stock (the “Private Placement Shares”) at a price per share of $3.50 for aggregate gross proceeds of $70 million.

The Subscription Agreement requires us to file one or more registration statements, as necessary, to register under the Securities Act of 1933, as amended (the “Securities Act”), the resale of the Private Placement Shares no later than 60 days after the closing of the private placement. In connection with the issuance of the Rollover Shares, we also entered into a registration rights agreement with OTPP (the “Registration Rights Agreement”), providing OTPP with the same resale registration rights provided to the selling stockholders that entered into the Subscription Agreement.

This registration statement has been filed to comply with our obligation to register under the Securities Act the resale of the Private Placement Shares and the Rollover Shares.

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The Offering

Common Stock Offered by the Selling Stockholders	24,285,714 shares.

Use of Proceeds	We will not receive any proceeds from the sale or other disposition of the shares of our common stock by the selling stockholders.

Risk Factors	You should carefully read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

The Nasdaq Global Market Symbol	“AIOT”

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RISK FACTORS

Investing in our common stock involves significant risks. You should carefully consider the risks, uncertainties and other factors described under the heading “Risk Factors” in our most recent Transition Report on Form 10-KT, our most recent Quarterly Report on Form 10-Q and in other documents which are incorporated by reference into this prospectus, including all future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as the risk factors and other information contained in or incorporated by reference into any accompanying prospectus supplement before investing in any of our common stock. Our financial condition, results of operations or cash flows could be materially adversely affected by any of these risks. The risks and uncertainties described in the documents incorporated by reference herein are not the only risks and uncertainties that you may face. For more information about our SEC filings, please see “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

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Use of Proceeds

All shares of our common stock offered by this prospectus are being registered for resale by the selling stockholders identified herein. We are not selling any shares under this prospectus, and we will not receive any proceeds from the sale or other disposition of shares of our common stock held by the selling stockholders and offered hereby.

We will bear all costs, expenses and fees in connection with the registration of shares of our common stock for resale by the selling stockholders. The selling stockholders will each bear their respective discounts, commissions, fees of underwriters, selling brokers or dealer managers and similar expenses, if any, attributable to the sale or disposition of the shares of our common stock, or interests therein, held by such selling stockholder.

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Selling Stockholders

The selling stockholders identified in the table below may sell from time to time up to 24,285,714 shares of our common stock.

The table below sets forth, to our knowledge, information concerning the beneficial ownership of shares of our common stock by the selling stockholders as of November 25, 2024. The information in the table below with respect to the selling stockholders has been obtained from the respective selling stockholders. When we refer to the “selling stockholders” in this prospectus, we mean the selling stockholders listed in the table below as offering shares, as well as their respective donees, pledgees, transferees or other successors-in-interest. The table below assumes that the selling stockholders will sell all of the shares offered for sale hereby. The selling stockholders, however, are under no obligation to sell any shares pursuant to this prospectus.

In the table below, the number of shares of common stock beneficially owned prior to the offering for each selling stockholder includes (i) all shares of common stock held by such selling stockholder as of November 25, 2024, (ii) all shares of common stock such selling stockholder has the right to acquire within 60 days of November 25, 2024, and (iii) all shares of common stock purchased by such selling stockholder pursuant to the Subscription Agreement. The percentages of shares owned before and after the offering are based on 132,191,792 shares of common stock outstanding as of November 25, 2024, which includes the outstanding shares of common stock offered by this prospectus. In computing the number of shares of common stock beneficially owned by a selling stockholder and the percentage ownership of that selling stockholder, we deemed outstanding shares of common stock that such selling stockholder has a right to acquire within 60 days of November 25, 2024. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other selling stockholder.

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Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to our common stock. Unless otherwise indicated below, to our knowledge, each selling stockholder named in the table has sole voting and investment power with respect to the shares of common stock beneficially owned by it, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, the address of each beneficial owner listed below is c/o Powerfleet, Inc., 123 Tice Boulevard, Woodcliff Lake, New Jersey 07677. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for any selling stockholder named below.

	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares of Common Stock	Shares of Common Stock to be Beneficially Owned After Offering
Name of Selling Stockholder	Number	Percentage	Being Offered	Number	Percentage
Alyeska Master Fund, L.P.(1)	1,428,571	1.08%	1,428,571	—	—
Broadfin Holdings LLC(2)	1,000,000	*	1,000,000	—	—
Citadel CEMF Investments Ltd.(3)	2,857,142	2.16%	2,857,142	—	—
Compass Investors LP(4)	4,004,055	3.03%	500,000	3,504,055	2.65%
Entities affiliated with 325 Capital(5)	3,714,285	2.81%	3,714,285	—	—
Entities affiliated with AWM Investment Company(6)	4,724,617	3.57%	1,428,572	3,296,045	2.49%
Entities affiliated with Manatuck Hill Partners(7)	388,721	*	250,000	138,721	*
Entities affiliated with Stoic Point Capital Management(8)	782,734	*	571,428	211,306	*
Entities affiliated with Voss Capital(9)	1,530,667	1.16%	1,530,667	—	—
Ghisallo Fund Master Ltd(10)	1,000,000	*	1,000,000	—	—
Hingham Holdings LLC(11)	17,380	*	10,000	7,380	*
Invenire Partners, LP(12)	1,199,949	*	250,000	949,949	*
Iroquois Capital Investment Group LLC(13)	158,575	*	158,575	—	—
Iroquois Master Fund Ltd.(13)	105,715	*	105,715	—	—
Lynrock Lake LP(14)	3,604,466	2.73%	2,285,714	1,318,752	*
Lytton-Kambara Foundation(15)	285,714	*	285,714	—	—
Ontario Teachers’ Pension Plan Board(16)	4,285,714	3.24%	4,285,714	—	—
Osprey Investment Partners L.P.(17)	128,571	*	128,571	—	—
Pinnacle Family Office Investments, L.P.(18)	285,714	*	285,714	—	—
Teacher Retirement System of Texas(19)	1,040,761	*	1,040,761	—	—
The Family Trust under the Gregg J Powers 2006 Annuity Trust under agreement dated 8/7/06(20)	718,571	*	418,571	300,000	*
Thorney Omega, Pty Ltd(21)	571,428	*	571,428	—	—
White Hat Strategic Partners II LP(22)	750,000	*	750,000	—	—

*	Less than one percent.

(1)	Alyeska Investment Group, L.P. (“AIG”), the investment manager of Aleyska Master Fund, L.P. (“Alyeska”), has voting and investment control of the shares held by Alyeska. Anand Parekh is the Chief Executive Officer of AIG and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by Alyeska. The registered address of Alyeska is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street George Town, Grand Cayman, KY1-1104, Cayman Islands. The address of AIG is 77 W. Wacker, Suite 700, Chicago, Illinois 60601.

(2)	Kevin Kotler is the managing member of Broadfin Holdings LLC (“Broadfin”). Mr. Kotler holds voting and investment power with respect to the shares held by Broadfin and may be deemed to have beneficial ownership of such shares. The address of the person and entity listed above is 200 Broadhollow Road, Suite 207, Melville, New York 11747.

(3)	Citadel Advisors LLC (“Citadel Advisors”) is the portfolio manager of Citadel CEMF Investments Ltd. (“Citadel CEMF”). Citadel Advisors Holdings LP (“CAH”) is the sole member of Citadel Advisors and Citadel GP LLC (“CGP”) is the general partner of CAH. Kenneth Griffin owns a controlling interest in CGP. Mr. Griffin, as the owner of a controlling interest in CGP, may be deemed to have shared power to vote, or to direct the vote of, and/or shared power to dispose of, or to direct the disposition over, the securities. This disclosure shall not be construed as an admission that Mr. Griffin or any of the Citadel-related entities listed above is the beneficial owner of any of our securities other than the securities actually owned by such person (if any). The address of Citadel CEMF is c/o Citadel Enterprise Americas LLC, Southeast Financial Center, 200 S. Biscayne Blvd., Suite 3300, Miami, Florida 33131.

(4)	Frederick Martin is the special limited partner of Compass Investors LP (“Compass”). Mr. Martin holds voting and investment power with respect to the shares held by Compass may be deemed to have beneficial ownership of such shares. The address of the person and entity listed above is 150 S. 5th Street, Suite 2550, Minneapolis, Minnesota 55402.

(5)	The shares being offered consists of (i) 566,294 shares of common stock jointly held by 325 Capital AST and 325 Capital BAML, (ii) 1,676,742 shares of common stock held by Gothic Corp, (iii) 309,835 shares of common stock held by Gothic ERP, (iv) 539,351 shares of common stock held by Gothic HSP Corp; and (v) 622,063 shares of common stock held by Gothic JBD LLC. Each of 325 Capital AST, 325 Capital BAML, Gothic Corp, Gothic ERP, Gothic HSP Corp, Gothic JBD LLC (collectively, the “325 Funds”) is wholly owned or managed, as applicable, by 325 Capital LLC (“325 Capital”). 325 Capital holds voting and investment power with respect to the shares held by the 325 Funds. Michael Braner, Daniel Friedberg and Anil Shrivastava are the managing members of 325 Capital and may be deemed to have beneficial ownership of the shares held by the 325 Funds. The address of the persons and entities listed above is 757 3rd Avenue, 20th Floor, New York, New York, 10017.

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(6)	The shares being offered consists of (i) 311,113 shares of common stock held by Special Situations Cayman Fund, L.P. (“SS Cayman”) and (ii) 1,117,459 shares of common stock held by Special Situations Fund III QP, L.P. (“SS QP” and, together with SS Cayman, the “AWM Funds”). AWM Investment Company, Inc. (“AWM”) is the investment advisor of each of the AWM Funds and holds voting and investment power with respect to the shares held by the AWM Funds. David Greenhouse and Adam Stettner are the controlling principals of AWM and disclaim any beneficial ownership of the reported shares other than to the extent of any pecuniary interest each of them may have therein. The address for the persons and entities listed above is 527 Madison Avenue, Suite 2600, New York, New York 10022.

(7)	The shares being offered consists of (i) 125,000 shares of common stock held by Manatuck Hill Mariner Master Fund, LP (“Mariner”) and (ii) 125,000 shares of common stock held by Manatuck Hill Navigator Master Fund, LP (“Navigator” and, together with Mariner, the “Manatuck Funds”). Manatuck Hill Partners, LLC (“Manatuck Partners”) is the general partner of each of the Manatuck Funds and holds voting and investment power with respect to the shares held by the Manatuck Funds. Mark Broach is the managing member of Manatuck Partners and may be deemed to have beneficial ownership of the shares held by the Manatuck Funds. The address for the person and entities listed above is 1465 Post Road, East Westport, Connecticut 06880.

(8)	The shares being offered consists of (i) 163,896 shares of common stock held by Stoic Onshore LP (“Stoic Onshore”) and (ii) 407,532 shares of common stock held by Stoic Point Alpha Capital LP (“Stoic Alpha” and, together with Stoic Onshore, the “Stoic Funds”). Stoic Point Capital Management LLC (“SPCM”) is the general partner of each of the Stoic Funds and holds voting and investment power with respect to the shares held by the Stoic Funds. Rajiv Shah and Cullen Rose are the managing members of SPCM and may be deemed to have beneficial ownership of the shares held by the Stoic Funds. The address for the persons and entities listed above is 265 Lytton Avenue, Suite 301, Palo Alto, California 94301.

(9)	The shares being offered consists of (i) 133,368 shares of common stock held by Voss Capital Long Only Account SP, a Segregated Portfolio of Wilson Fund SPC, Ltd., (ii) 66,408 shares of common stock held by Voss Separate Account SP, a Segregated Portfolio of Wilson SPC, Ltd., (iii) 654,300 shares of common stock held by Voss Value Master Fund, L.P., and (iv) 105,163 shares of common stock held by Voss Value-Oriented Special Situations Fund, L.P. (collectively, the “Voss Funds”). Voss Capital, LLC (“Voss Capital”) is the investment manager of each of the Voss Funds and holds voting and investment power with respect to the shares held by the Voss Funds. Travis Cocke is the managing member of Voss Capital and may be deemed to have beneficial ownership of the shares held by the Voss Funds. The address of the person and entities listed above is 3773 Richmond Avenue, Suite 500, Houston, Texas 77046.

(10)	Ghisallo Capital Management LLC (“GCM”) is the investment manager of Ghisallo Fund Master Ltd (“GFM”) and holds voting and investment power with respect to the shares held by GFM. Michael Germino indirectly controls GCM and may be deemed to have beneficial ownership of the shares held by GFM. The address of the person and entities listed above is 240 Newbury Street, 2nd Floor, Boston, Massachusetts 02116.

(11)	David Sissman is the managing member of Hingham Holdings LLC (“HH”). Mr. Sissman holds voting and investment power with respect to the shares held by HH and may be deemed to have beneficial ownership of such shares. The address of the person and entity listed above is 8889 Pelican Bay Boulevard, Suite 500, Naples, Florida 34108.

(12)	Chad Nelson is the managing partner of Invenire Partners, LP (“Invenire”). Mr. Nelson holds voting and investment power with respect to the shares held by Invenire and may be deemed to have beneficial ownership of such shares. The address of the person and entity listed above is 90 Grove Street, Suite 108, Ridgefield, Connecticut 06877.

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(13)	Iroquois Capital Management, LLC (“ICM”) is the investment manager Iroquois Master Fund Ltd. (“IMF”) and holds voting and investment power with respect to the shares held by IMF. Richard Abbe and Kimberly Page are managing members of ICM and may be deemed to have beneficial ownership of the shares held by IMF. Mr. Abbe is also the managing member of Iroquois Capital Investment Group LLC (“ICIG”). Mr. Abbe holds voting and investment power with respect to the shares held by ICIG and may be deemed to have beneficial ownership of such shares. The address for the persons and entities listed above is 2 Overhill Road, Suite 400, Scarsdale, New York 10583.

(14)	Shares are directly held by Lynrock Lake Master Fund LP (“LLMF”). Lynrock Lake LP (“LLP”) is the investment manager of LLMF and, pursuant to an investment management agreement, LLP has been delegated full voting and investment power with respect to the shares held by LLMF. Cynthia Paul, the Chief Investment Officer of LLP and Sole Member of Lynrock Lake Partners LLC, the general partner of LLP, may be deemed to exercise voting and investment power over the shares held by LLMF. The address of the person and entities listed above is c/o Lynrock Lake LP, 2 International Drive, Suite 130, Rye Brook, New York 10573.

(15)	Laurence Lytton holds voting and investment power with respect to the shares held by the Lytton-Kambara Foundation and may be deemed to have beneficial ownership of such shares. The address of the person and entity listed above is 467 Central Park West, 17-A, New York, New York 10025.

(16)	Each of Ashvin Malkani and Jarnail Badwal may be deemed to have the power to dispose of the shares held by OTPP because of a delegation of authority from the board of directors of OTPP to such persons and each expressly disclaims beneficial ownership over such shares. The address of the persons and entity listed above is 160 Front Street West, Suite 3200, Toronto, Ontario, Canada M5J 0G4.

(17)	Osprey Advisors, LLC (“Osprey Advisors”) is the general partner of Osprey Investment Partners L.P. (“OIP”) and holds voting and investment power with respect to the shares held by OIP. Jeff Rollins is a managing member of Osprey Advisors and may be deemed to have beneficial ownership of the shares held by OIP. The address of the person and entities listed above is 1 Walkers Mill Road, Wilmington, Delaware 19807

(18)	Pinnacle Family Office, LLC (“Pinnacle Family”) is the general partner of Pinnacle Family Office Investments, L.P. (“Pinnacle Investments”) and holds voting and investment power with respect to the shares held by Pinnacle Investments. Barry M. Kitt is the manager of Pinnacle Family and may be deemed to have beneficial ownership of the shares held by Pinnacle Investments. The address of the person and entities listed above is 5910 North Central Expressway, Suite 1475, Dallas, Texas 75206.

(19)	Voss Capital is the investment manager of Teacher Retirement System of Texas, a public pension plan and an entity of the State of Texas (“TRST”), and holds voting and investment power with respect to the shares held by TRST. The address of TRST is 1000 Red River Street, Austin, Texas 78701.

(20)	Gregg J. Powers serves as the trustee of The Family Trust under the Gregg J Powers 2006 Annuity Trust under agreement dated 8/7/06 (the “Trust”). Mr. Powers holds voting and investment power with respect to the shares held by the Trust and may be deemed to have beneficial ownership of such shares. The address of the person and entity listed above is 8889 Pelican Bay Boulevard, Suite 500, Naples, Florida 34108.

(21)	Avee Waislitz is the investment manager of Thorney Omega, Pty Ltd (“Thorney”). Mr. Waislitz holds voting and investment power with respect to the shares held by Thorney and may be deemed to have beneficial ownership of such shares. The address of the person and entity listed above is Level 45, 55 Collins Street, Melbourne, Victoria, Australia 3000.

(22)	White Hat Capital Partners LP (“WH Capital”) is the investment manager of White Hat Strategic Partners II LP (“WH Strategic”) and holds voting and investment power with respect to the shares held by WH Strategic. David Chanley and Mark Quinlan are the managing partners of WH Capital and may be deemed to have beneficial ownership of the shares held by WH Strategic. The address of the persons and entities listed above is 520 Madison Avenue, 33rd Floor, New York, New York 10022.

Relationships with Selling Stockholders

Andrew Martin, a director of our company, serves as a Partner and Senior Research Analyst of Private Capital Management, LLC (“PCM”). Gregg J. Powers serves as a Partner, the Chief Executive Officer and the Chief Investment Officer of PCM and David A. Sissman serves as a Partner and Managing Director of Research of PCM. Messrs. Powers and Sissman may be deemed to have beneficial ownership of the shares of common stock being registered for resale by the Trust and HH, respectively. Depending on certain factors, Messrs. Powers and Sissman may, from time to time, acquire, directly or indirectly, additional shares of our common stock and/or retain and/or sell all or a portion of the shares of our common stock beneficially owned by them. Any actions taken by Messrs. Powers and Sissman will be dependent upon their review of numerous factors, including, among other things, the price levels of our common stock, general market and economic conditions, ongoing evaluation of our business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, client liquidity needs, and other future developments.

9

Plan of Distribution

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

10

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act; provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

To the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, that arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement of which this prospectus forms a part, including this prospectus, financial statements and schedules, and all other documents filed as a part thereof, as amended at the time of effectiveness of the registration statement.

We have agreed with the selling stockholders to use commercially reasonable efforts to comply with the requirements of Rule 144, including without limitation, using our commercially reasonable efforts to comply with the requirements of Rule 144(c)(1) with respect to public information about our company and to timely file all reports required to be filed by us under the Exchange Act.

We have agreed to keep the registration statement of which this prospectus forms a part effective until the earliest of: (i) all of the securities have been sold pursuant to this registration statement or Rule 144 under the Securities Act; (ii) the date on which the securities may be resold without restriction by the selling stockholder holding such securities pursuant to Rule 144, including without any volume limitations or manner-of-sale restrictions and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) promulgated under the Securities Act; or (iii) two years after the date of effectiveness of the registration statement.

11

Legal Matters

The validity of the shares of our common stock offered hereby has been passed upon for us by Olshan Frome Wolosky LLP.

Experts

The consolidated financial statements of Powerfleet appearing in Powerfleet’s Annual Report (Form 10-K) for the year ended December 31, 2023, and Powerfleet’s Transition Report (Form 10-KT) for the transition period ended March 31, 2024, and the effectiveness of Powerfleet’s internal control over financial reporting as of December 31, 2023 and March 31, 2024, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which conclude, among other things, that Powerfleet did not maintain effective internal control over financial reporting as of December 31, 2023 and March 31, 2024, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), because of the effects of the material weaknesses described therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of MiX Telematics as of March 31, 2024 and 2023, and for each of the two years in the period ended March 31, 2024, included in this prospectus have been audited by Deloitte & Touche, an independent auditor, as stated in their report. Such financial statements are included herein in reliance upon the reports of such firm given its authority as experts in accounting and auditing.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.powerfleet.com. Our website is not a part of this prospectus and is not incorporated by reference in this prospectus.

This prospectus is part of a registration statement we filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information about us and our consolidated subsidiaries and our securities. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings and the exhibits attached thereto. You should review the complete document to evaluate these statements. You can obtain a copy of the registration statement of which this prospectus forms a part from the SEC’s website.

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Incorporation of Certain Information by Reference

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The rules of the SEC allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information about us and our financial condition to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (in each case, other than documents and information furnished to, and not filed with, the SEC) in accordance with SEC rules, unless expressly stated otherwise therein:

●	Our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on May 9, 2024;

●	Our Transition Report on Form 10-KT for the transition period ended March 31, 2024, filed with the SEC on August 22, 2024;

●	Our Quarterly Reports on Form 10-Q for the fiscal quarter ended June 30, 2024, filed with the SEC on August 28, 2024, and the fiscal quarter ended September 30, 2024, filed with the SEC on November 12, 2024;

●	Our Current Reports on Form 8-K (only to the extent “filed” and not “furnished”) filed with the SEC on January 30, 2024, February 28, 2024, March 12, 2024, March 22, 2024, April 1, 2024, April 2, 2024 (as amended on June 14, 2024), April 5, 2024, April 30, 2024, May 9, 2024, May 31, 2024, July 12, 2024, July 24, 2024, August 5, 2024, August 9, 2024, August 16, 2024, August 19, 2024, September 17, 2024, September 18, 2024, and October 2, 2024 (as amended on December 17, 2024);

●	Our Definitive Proxy Statement on Schedule 14A, filed with the SEC on August 8, 2024, to the extent incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2023 or our Transition Report on Form 10-KT for the transition period ended March 31, 2024; and

●	The description of our common stock contained in Exhibit 4.2 to our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on May 9, 2024.

Any statement made in this prospectus or contained in a document all or a portion of which is incorporated by reference herein will be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequent prospectus supplement to this prospectus or, if appropriate, post-effective amendment to the registration statement that includes this prospectus, modifies or supersedes such statement. Any statement so modified will not be deemed to constitute a part hereof, except as so modified, and any statement so superseded will not be deemed to constitute a part hereof.

You may read and copy any materials we file with the SEC at the SEC’s website mentioned under the heading “Where You Can Find More Information.” The information on the SEC’s website is not incorporated by reference in this prospectus.

A copy of any document incorporated by reference in this prospectus may be obtained at no cost by writing or telephoning us at the following address and telephone number:

Powerfleet, Inc.

123 Tice Boulevard

Woodcliff Lake, New Jersey 07677

Attention: Corporate Secretary

(201) 996-9000

We maintain a website at www.powerfleet.com. Information about us, including our reports filed with the SEC, is available through that site. Such reports are accessible at no charge through our website and are made available as soon as reasonably practicable after such material is filed with or furnished to the SEC. Our website and the information contained on that website, or connected to that website, are not incorporated by reference in this prospectus.

13

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Powerfleet (“Powerfleet” or the “Company”) acquired the issued share capital of MiX Telematics Limited (now MiX Telematics Proprietary Limited) (“MiX Telematics”) on April 2, 2024, including ordinary shares represented by American Depositary Shares (“ADSs”), from MiX Telematics shareholders in exchange for shares of Powerfleet common stock at an exchange ratio of 0.12762 shares of Powerfleet common stock for each MiX Telematics ordinary share (and 3.19056 shares of Powerfleet common stock for each MiX Telematics ADS), resulting in Powerfleet issuing 70,704,110 shares of Powerfleet common stock to acquire 554,020,612 MiX Telematics ordinary shares, net of treasury shares, based on the shares in issue at April 2, 2024 (the “MiX Combination”).

The MiX Combination is accounted for under the purchase method of accounting in these unaudited pro forma condensed combined financial statements.

The following unaudited pro forma condensed combined financial information of the combined company (being Powerfleet following consummation of the MiX Combination) (the “pro forma financial information”) is based on Powerfleet’s historical consolidated financial statements and MiX Telematics as adjusted to give effect to the MiX Combination.

The pro forma financial information herein illustrates the impact of the MiX Combination had it been effective on January 1, 2023 for purposes of the pro forma condensed combined statement of operations and comprehensive loss for the year ended December 31, 2023 and three months ended March 31, 2024.

The unaudited pro forma condensed combined financial statements should be read in conjunction with Powerfleet’s historical financial statements and accompanying notes included in Powerfleet’s Transition Report on Form 10-KT for the three months ended March 31, 2024 and Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as well as the audited annual financial statements and accompanying notes of MiX Telematics for the years ended March 31, 2024 and March 31, 2023 included in this registration statement and the MiX Telematics historical financial statements and accompanying notes included in MiX Telematics’ Quarterly Report on Form 10-Q for the nine months ended December 31, 2023.

The unaudited pro forma condensed combined statement of operations and comprehensive loss for the year ended December 31, 2023 has been presented using Powerfleet’s audited consolidated statements of operations and comprehensive loss for the year ended December 31, 2023 and MiX Telematics’ unaudited consolidated statements of income and comprehensive loss for the nine months ended December 31, 2023 and adding MiX Telematics’ unaudited consolidated statements of income and comprehensive loss for the three months ended March 31, 2023. The unaudited consolidated statement of income and comprehensive loss of MiX Telematics for the three months ended March 31, 2023 has been derived from the audited consolidated statements of income and comprehensive income of MiX Telematics as of March 31, 2023 included in MiX Telematics’ Annual Report on Form 10-K and the unaudited consolidated statement of income and comprehensive loss of MiX Telematics for the nine months ended December 31, 2022 included in MiX Telematics’ Quarterly Report on Form 10-Q.

On May 9, 2024, and subsequent to the close of the MiX Combination, Powerfleet announced a change in its fiscal year-end from December 31 to March 31. The unaudited pro forma condensed combined statement of operations and comprehensive loss for the three months ended March 31, 2024 has been presented using Powerfleet’s audited consolidated statements of operations and comprehensive loss for the three months ended March 31, 2024 and MiX Telematics’ audited consolidated statements of income and comprehensive loss for the year ended March 31, 2024 and deducting MiX Telematics’ unaudited consolidated statements of income and comprehensive loss for the nine months ended December 31, 2023.

The transaction accounting adjustments for the MiX Combination consist of those necessary to account for the MiX Combination. Separately, Powerfleet raised new net debt funding of $102.7 million in order to fully redeem all of its outstanding Series A convertible preferred stock (the “Series A preferred stock”) concurrently with the closing of the MiX Combination. On April 2, 2024, the Series A preferred stock was redeemed in full for $90.3 million. The redemption amount was funded with the new debt proceeds raised. The adjustments related to the issuance of this debt are shown in a separate column as “Other transaction accounting adjustments.”

The pro forma financial information is presented for illustrative purposes only and does not necessarily reflect what the combined company’s financial position or results of operations would have been had the MiX Combination and the related debt financing occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company. Powerfleet’s actual financial condition and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Items Not Reflected in the Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information does not include any adjustments related to future restructuring or one-time charges, future initiatives related to potential profit improvements or potential cost savings, which may result from the MiX Combination. Powerfleet is currently developing plans to integrate the operations of Powerfleet and MiX Telematics, which may involve material costs. Powerfleet incurred $13.1 million in costs related to the MiX Combination, and MiX Telematics incurred $11.3 million in costs. The pro forma fee adjustments below exclude any costs incurred post the historical period presented by MiX Telematics directly as the acquiree in the MiX Combination in accordance with SEC guidance. Powerfleet expects that its integration and cost saving initiatives, as well as other potential synergies, will result in anticipated annual profit improvements of approximately $25 million across cost of revenues, sales and general administrative expense, and research and development expense, which are expected to be achieved by the end of fiscal 2026. Integration teams have been formed to further develop and execute detailed implementation programs, the related costs of which are currently being determined.

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Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss For the Year Ended December 31, 2023

(In thousands, except per share data)	Powerfleet (Historical)	MiX Telematics (Historical)*	Reclassifications (H)	Transaction Accounting Adjustments	Notes	Other Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenue	$133,736	$150,063						$283,799
Cost of revenues	66,660	57,493		4,734	A			128,887
Gross profit	67,076	92,570		(4,734)				154,912
Operating expenses	79,633	79,616	-	10,576				169,825
- Selling, general and administrative expenses	71,253	-	73,984	10,576	B			155,813
- Research and development expenses	8,380	-	5,632					14,012
- Sales and marketing	-	14,732	(14,732)					-
- Administration and other	-	64,884	(64,884)					-
(Loss)/income from operations	(12,557)	12,954		(15,310)				(14,913)
Other (expense)/income	(29)	596						567
Interest income	103	939						1,042
Interest expense	(1,602)	(2,089)				(9,426)	E	(13,117)
Bargain purchase – Movingdots	9,034	-						9,034
(Loss)/income before income taxes	(5,051)	12,400		(15,310)		(9,426)		(17,387)
Income tax expense	(589)	(6,820)		1,035	C	(274)	F	(6,647)
(Loss)/income before non-controlling interest	(5,640)	5,580		(14,275)		(9,700)		(24,034)
Non-controlling interest	(35)	-		-		-		(35)
Net (loss)/income	(5,675)	5,580		(14,275)		(9,700)		(24,069)
Accretion of preferred stock	(7,139)	-		-		7,139	G	-
Preferred stock dividends	(4,493)	-		-		4,493	G	-
Net (loss)/income	$(17,307)	$5,580		$(14,275)		$1,932		$(24,069)
Other comprehensive income/(loss):
Foreign currency translation adjustment	594	(4,256)						(3,662)
Comprehensive (loss)/income	(16,713)	1,324		(14,275)		1,932		(27,731)
Less: Net loss attributable to non-controlling interest	-	-						-
Comprehensive (loss)/income	$(16,713)	$1,324		$(14,275)		$1,932		$(27,731)

Basic and diluted earnings per share (cents)	$(0.49)							$(0.22)
Weighted average common shares outstanding – basic and diluted (‘000) - Powerfleet	35,628			72,073	D			107,701

* The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical Powerfleet financial statements and accompanying notes included in Powerfleet’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023. Additionally, the MiX Telematics financial information has been derived from the unaudited consolidated statements of income and comprehensive loss of MiX Telematics for the nine months ended December 31, 2023 included in MiX Telematics’ Quarterly Report on Form 10-Q and the unaudited consolidated statement of income and comprehensive loss of MiX Telematics for the three months ended March 31, 2023. The unaudited consolidated statement of income and comprehensive loss of MiX Telematics for the three months ended March 31, 2023 has been derived from the audited consolidated statements of income and comprehensive income/(loss) of MiX Telematics as of March 31, 2023 included in MiX Telematics’ Annual Report on Form 10-K and the unaudited consolidated statement of income and comprehensive loss of MiX Telematics for the nine months ended December 31, 2022 included in MiX Telematics’ Quarterly Report on Form 10-Q.

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Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss For the Three Months Ended March 31, 2024

(In thousands, except per share data)	Powerfleet (Historical)	MiX Telematics (Historical)*	Reclassifications (H)	Transaction Accounting Adjustments	Notes	Other Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenue	$33,740	$39,082						$72,822
Cost of revenues	17,537	16,722		447	A			34,706
Gross profit	16,203	22,360		(447)				38,116
Operating expenses	23,850	21,249	-	(27)				45,072
- Selling, general and administrative expenses	21,832	-	19,534	(27)	B			41,339
- Research and development expenses	2,018	-	1,715					3,733
- Sales and marketing	-	3,727	(3,727)					-
- Administration and other	-	17,522	(17,522)					-
(Loss)/income from operations	(7,647)	1,111		(420)				(6,956)
Other (expense)/income	(55)	55						-
Interest income	259	368						627
Interest expense	(709)	(702)				(2,334)	E	(3,745)
(Loss)/income before income taxes	(8,152)	832		(420)		(2,334)		(10,074)
Income tax expense	(352)	(1,565)		53	C	(69)	F	(1,933)
Loss before non-controlling interest	(8,504)	(733)		(367)		(2,403)		(12,007)
Non-controlling interest	(11)	-		-		-		(11)
Net loss	(8,515)	(733)		(367)		(2,403)		(12,018)
Accretion of preferred stock	(9,996)	-		-		9,996	G	-
Preferred stock dividends	(1,128)	-		-		1,128	G	-
Net (loss)/income	$(19,639)	$(733)		$(367)		$8,721		$(12,018)
Other comprehensive income/(loss):
Foreign currency translation adjustment	(369)	(2,358)						(2,727)
Comprehensive (loss)/income	(20,008)	(3,091)		(367)		8,721		(14,745)
Less: Net loss attributable to non-controlling interest	-	-						-
Comprehensive (loss)/income	$(20,008)	$(3,091)		$(367)		$8,721		$(14,745)

Basic and diluted earnings per share (cents)	$(0.55)							$(0.11)
Weighted average common shares outstanding – basic and diluted (‘000) - Powerfleet	35,813			72,073	D			107,886

* The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical Powerfleet financial statements and accompanying notes included in Powerfleet’s Transition Report on Form 10-KT for the three months year ended March 31, 2024. The unaudited consolidated statement of income and comprehensive loss of MiX Telematics for the three months ended March 31, 2024 has been derived from the audited consolidated statements of income and comprehensive income/(loss) of MiX Telematics as of March 31, 2024 and the unaudited consolidated statement of income and comprehensive loss of MiX Telematics for the nine months ended December 31, 2023 included in MiX Telematics’ Quarterly Report on Form 10-Q.

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Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1 – Basis of pro forma presentation

Powerfleet acquired the issued share capital of MiX Telematics on April 2, 2024, including ordinary shares represented by ADSs, by issuing shares of Powerfleet common stock to MiX Telematics shareholders at an exchange ratio of 0.12762 shares of Powerfleet common stock for each MiX Telematics ordinary share (and 3.19056 shares of Powerfleet common stock for each MiX Telematics ADS), resulting in Powerfleet issuing 70,704,110 shares of Powerfleet common stock to acquire 554,020,612 MiX Telematics ordinary shares, net of treasury shares, based on the shares in issue at April 2, 2024.

Consideration of $362.0 million is based on Powerfleet’s closing share price of $5.12 on April 2, 2024.

The following table summarizes the components of the consideration (in thousands except per share information and the exchange ratio):

MiX Telematics ordinary shares outstanding	554,021
Exchange ratio	0.12762
Total shares of Powerfleet common stock to be issued	70,704

Powerfleet stock price	$5.12
Fair value of Powerfleet common stock transferred to MiX Telematics shareholders	$362,005
Replacement of acquiree’s equity awards by the acquirer	$7,818
Total fair value of preliminary consideration	$369,823

Transaction costs of $13.1 million directly attributable to the MiX Combination were expensed. For the year ended December 31, 2023, $3.5 million has already been incurred and included in the historical information and for the three months ended March 31, 2024 $2.3 million has already been included in the historical information; therefore, $7.3 million has been recognized in selling, general and administrative expenses for the year ended December 31, 2023. As of March 31, 2024, $2.3 million has already been included in the historical information and was therefore reversed as the transaction was assumed to be effective on January 1, 2023. Any fees payable based on the Powerfleet share price were calculated based on Powerfleet’s closing share price of $5.12 on April 2, 2024, which was the date the MiX Combination was consummated.

A preliminary valuation analysis of the fair value of MiX Telematics’ assets acquired and liabilities to be assumed was performed. The preliminary purchase price allocation reflects the adjustment of historical intangible assets acquired by Powerfleet to their estimated fair values. As part of the preliminary valuation analysis, Powerfleet identified intangible assets, including developed technology, trade names and customer relationships.

This preliminary purchase price allocation has been used to prepare the transaction accounting adjustments in the pro forma statement of income. The final purchase price allocation will be determined when Powerfleet has completed the detailed valuations and necessary calculations as described in more detail in the explanatory notes below. The preliminary purchase price of the MiX Combination has been allocated on a preliminary basis to the acquired assets and assumed liabilities based on management’s current estimate of fair value with the excess cost over net tangible and identifiable intangible assets acquired being allocated to goodwill. Management retained the services of a third party to assist in the preliminary valuation of the identifiable intangible assets acquired. These allocations are subject to change pending a final analysis of the preliminary purchase price of MiX Telematics, the identification of additional acquired assets and assumed liabilities and the allocation of the final purchase price to the fair value of acquired assets and assumed liabilities. The completion of Powerfleet’s accounting for the MiX Combination, including assessing accounting policies for conformity, the determination of final purchase price, the identification of acquired assets and assumed liabilities, the allocation of the final purchase price to the fair value of acquired assets and assumed liabilities and changes in the amortization periods of amortizable assets will cause differences from the information presented herein and those differences may be material.

17

The following table summarizes the preliminary estimated fair values of MiX Telematics’ identifiable intangible assets and their estimated useful lives and uses a straight-line method of amortization:

(In thousands)	Estimated fair value	Estimated useful life in years	Amortization expense for the year ended December 31, 2023	Amortization expense for the three months ended March 31, 2024
Trade name	$10,000	14	$714	$179
Developed technology	30,000	5	6,000	1,500
Customer relationships	113,000	13	8,692	2,173
Total identifiable intangible assets and related amortization	$153,000		$15,407	3,852
Total amortization recorded			(6,494)	(1,581)
Transaction accounting adjustments to amortization			$8,913	$2,271

These preliminary estimates of fair value and estimated useful lives will likely differ from final amounts Powerfleet will calculate after completing a detailed valuation analysis, and the difference could have a material effect on the accompanying unaudited pro forma condensed combined financial statements.

Note 2 – Transaction accounting adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows:

(A)	Cost of revenues includes the following adjustments (in thousands):

	Year ended December 31, 2023	Three months ended March 31, 2024
Amortization of identifiable intangible assets (Note 1)	$8,913	$2,271
Reversal of amortization of other assets (i)	(4,179)	(1,824)
Total	$4,734	$447

(i)	The adjustment to reverse amortization of other assets relates to the preliminary purchase price allocation adjustment to remove the MiX Telematics historical capitalized commission included in other assets.

(B)	Selling, general and administrative expenses include the following adjustments (in thousands):

	Year ended December 31, 2023	Three months ended March 31, 2024
Powerfleet share-based payment costs accelerated vesting (i)	2,245	-
Transaction costs related to the acquirer, Powerfleet (Note 1)	7,309	-
Reversal of amortization of other assets (ii)	(899)	(251)
Expense for the replacement awards issued by the acquirer (iii)	2,926	507
MiX Telematics’ historical share-based payment costs reversed as replacement rewards granted	(1,005)	(283)
Total	$10,576	(27)

(i)	Additional share-based payment cost recognized for the accelerated vesting of the Powerfleet stock options and restricted stock on April 2, 2024.

(ii)	The adjustment to reverse amortization of other assets relates to the preliminary purchase price allocation adjustment to remove the MiX Telematics historical capitalized commission included in other assets.

(iii)	The fair value of the replacement awards for the MiX Telematics equity plans is the difference between the fair value of the original MiX Telematics awards and the fair value of the replacement Powerfleet awards granted to existing MiX Telematics employees. The valuation was performed as at April 2, 2024. $7.8 million related to pre-combination vesting was taken into account in the consideration transferred (Note 1). The remaining fair value of the replacement awards is recognized over the remaining vesting period as post combination compensation costs.

18

(C)	Tax effects at the South African tax rate of 27% on amortization of intangible assets and reversal of other assets.

(D)	Pro forma earnings per share data is based on the weighted-average shares outstanding of Powerfleet common stock for the period presented and assumes the issuance of approximately 70.7 million shares of Powerfleet common stock at the closing of the MiX Combination and the vesting of 1,368,567 unvested restricted stock at January 1, 2023. Powerfleet’s historical earnings per share is computed based on the allocation of Powerfleet’s net income to common shareholders divided by the weighted-average common shares outstanding under the two-class method.

Note 3 – Other transaction accounting adjustments

(E)

Powerfleet raised gross proceeds of $103.8 million (or $102.7 million, net of fees of $1.1 million) from a debt financing in order to fully redeem all outstanding Series A preferred stock. The Series A preferred stock was redeemable for $90.3 million. The debt financing consisted of senior secured debt ($18.8 million from Israel and $85.0 million from South Africa).

Represents the net increase to interest expense resulting from interest on the new debt to finance the redemption of the Series A preferred stock and the amortization of related debt issuance costs as follows:

(In thousands)	Year ended December 31, 2023	Three months ended March 31, 2024
Interest expense on new debt	$(9,133)	$(2,261)
Amortization of new debt issuance costs	(293)	(73)
Total	$(9,426)	$(2,334)

(F)	Tax expense on the additional interest related to funding raised.

(G)	The redemption is assumed to take place on January 1, 2023; therefore, the Accretion of preferred stock and Preferred stock dividends recognized by Powerfleet has been reversed.

(H)	Reclassifications have been made to MiX Telematics’ audited consolidated statement of income for the years ended March 31, 2024 and March 31, 2023, and the nine months ended December 31, 2023 included in MiX Telematics’ Quarterly Report on Form 10-Q, to conform the presentation to Powerfleet’s accounting policies for:

a.	research and development expenses included in administration and other expenses presented separately by Powerfleet; and

b.	combine sales and marketing expenses and administration and other expenses to conform to the Powerfleet presentation.

19

POWERFLEET, INC.
INDEX TO FINANCIAL STATEMENTS

F-1

INDEPENDENT AUDITOR’S REPORT

To the board of directors

Opinion

We have audited the consolidated financial statements of MiX Telematics Limited and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of March 31, 2024 and 2023, and the related consolidated statements of income/(loss), comprehensive income/(loss), changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

F-2

INDEPENDENT AUDITOR’S REPORT

To the board of directors (continued)

Auditor’s Responsibilities for the Audit of the Financial Statements (continued)

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Deloitte & Touche

Registered Auditors

Johannesburg, South Africa

26 July 2024

F-3

MIX TELEMATICS LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	As of March 31,
	2023	2024
ASSETS
Current assets:
Cash and cash equivalents	$29,876	$26,737
Restricted cash	781	794
Accounts receivables, net of allowances for doubtful accounts of $2.7 million and $4.3 million as of March 31, 2023 and 2024, respectively	24,194	24,675
Inventory, net	4,936	4,142
Prepaid expenses and other current assets	9,950	9,693
Total current assets	69,737	66,041
Property, plant and equipment, net	36,779	39,381
Goodwill	39,258	38,226
Intangible assets, net	21,895	20,792
Deferred tax assets	2,090	1,093
Other assets	6,804	10,061
Total assets	$176,563	$175,594
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$15,253	$20,158
Accounts payables	6,120	7,149
Accrued expenses and other liabilities	21,486	20,110
Contingent consideration	3,569	—
Deferred revenue	5,295	6,394
Income taxes payable	298	355
Total current liabilities	52,021	54,166
Deferred tax liabilities	12,357	14,204
Long-term accrued expenses and other liabilities	3,368	3,336
Total liabilities	67,746	71,706

Stockholders’ equity:
MiX Telematics Limited stockholders’ equity
Preference shares: 100 million shares authorized but not issued	—	—
Ordinary shares: 608.8 million and 607.8 million no-par value shares issued as of March 31, 2023 and 2024, respectively	64,001	63,455
Less treasury stock at cost: 53.8 million shares as of March, 31, 2023 and March 31, 2024	(17,315)	(17,315)
Retained earnings	79,024	76,280
Accumulated other comprehensive loss	(13,399)	(16,148)
Additional paid-in capital	(3,499)	(2,389)
Total MiX Telematics Limited stockholders’ equity	108,812	103,883
Non-controlling interest	5	5
Total stockholders’ equity	108,817	103,888
Total liabilities and stockholders’ equity	$176,563	$175,594

The accompanying notes are an integral part of these consolidated financial statements.

F-4

MIX TELEMATICS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(in thousands)

	For the year ended March 31,
	2023	2024
Revenue
Subscription	$126,656	$130,680
Hardware and other	18,337	21,600
Total revenue	144,993	152,280
Cost of revenue
Subscription	40,073	45,405
Hardware and other	14,054	14,628
Total cost of revenue	54,127	60,033
Gross profit	90,866	92,247
Operating expenses
Sales and marketing	17,194	14,239
Administration and other	62,107	67,574
Total operating expenses	79,301	81,813
Income from operations	11,565	10,434
Other income/(expense)	1,689	(179)
Interest income	1,159	1,142
Interest expense	1,446	2,347
Income before income tax expense	12,967	9,050
Income tax expense	8,445	6,465
Net income	4,522	2,585
Less: Net income attributable to non-controlling interest	—	—
Net income attributable to MiX Telematics Limited	$4,522	$2,585

The accompanying notes are an integral part of these consolidated financial statements.

F-5

MIX TELEMATICS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	For the year ended March 31,
	2023	2024
Net income	$4,522	$2,585
Other comprehensive loss
Foreign currency translation losses, net of tax	(17,308)	(2,749)
Total comprehensive loss	(12,786)	(164)
Less: Total comprehensive loss attributable to non-controlling interest	—	—
Total comprehensive loss attributable to MiX Telematics Limited	$(12,786)	$(164)

The accompanying notes are an integral part of these consolidated financial statements.

F-6

MIX TELEMATICS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands)

	Common Stock		Treasury	Accumulated Other Comprehensive Income/	Additional Paid-In	Retained	Total MiX Telematics Limited Stockholders’	Non- Controlling	Total Stockholders’
	Shares	Amount	Stock	(Loss)	Capital	Earnings	Equity	Interest	Equity

Balance as of April 1, 2022	605,177	$64,390	$(17,315)	$3,909	$(4,001)	$79,709	$126,692	$5	$126,697
Total comprehensive (loss)/income	—	—	—	(17,308)	—	4,522	(12,786)	—	(12,786)
Net income	—	—	—	—	—	4,522	4,522	—	4,522
Other comprehensive loss	—	—	—	(17,308)	—	—	(17,308)	—	(17,308)
Issuance of common stock in relation to SARs and RSUs exercised	4,744	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	502	—	502	—	502
Dividends declared on ordinary shares	—	—	—	—	—	(5,207)	(5,207)	—	(5,207)
Ordinary shares repurchased and cancelled	(1,167)	(389)	—	—	—	—	(389)	—	(389)

Balance as of March 31, 2023	608,754	$64,001	$(17,315)	$(13,399)	$(3,499)	$79,024	$108,812	$5	$108,817
Total comprehensive loss	—	—	—	(2,749)	—	2,585	(164)	—	(164)
Net income	—	—	—	—	—	2,585	2,585	—	2,585
Other comprehensive loss	—	—	—	(2,749)	—	—	(2,749)	—	(2,749)
Issuance of common stock in relation to RSUs exercised	800	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	1,110	—	1,110	—	1,110
Dividends declared on ordinary shares	—	—	—	—	—	(5,329)	(5,329)	—	(5,329)
Ordinary shares repurchased and cancelled	(1,716)	(546)	—	—	—	—	(546)	—	(546)

Balance as of March 31, 2024	607,838	$63,455	$(17,315)	$(16,148)	$(2,389)	$76,280	$103,883	$5	$103,888

The accompanying notes are an integral part of these consolidated financial statements.

F-7

MIX TELEMATICS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the year ended March 31,
	2023	2024
Cash flows from operating activities:
Net income	$4,522	$2,585
Adjustments to reconcile net income to net cash provided by operating activities:
Current income taxes	2,379	3,080
Deferred income taxes	6,066	3,385
Profit on sale of property, plant and equipment	(25)	(115)
Contingent consideration remeasurement	(504)	(1,299)
Depreciation	9,743	14,249
Amortization of intangible assets	5,866	6,201
Amortization of deferred commissions	4,276	5,895
Impairment of long-lived assets	104	139
Net interest expense	287	1,204
Equity-settled stock based compensation costs	502	1,110
Cash-settled stock based compensation costs	—	—
Net foreign exchange losses/(gains)	(1,110)	1,742
Change in allowance for doubtful accounts	4,202	5,225
Write-down of inventory to net realizable value	800	615
Net accrued expenses and other liabilities raised	731	314
Other non-cash items	(519)	(654)
Changes in operating assets and liabilities:
Inventories	(2,380)	179
Accounts receivables	(3,304)	(5,706)
Prepaid expenses and other current assets	(1,195)	(514)
Accounts payables	(3)	1,641
Accrued expenses and other liabilities	1,673	(696)
Deferred commissions	(7,042)	(8,995)
Foreign currency translation adjustments on operating assets and liabilities	(898)	(2,054)
Interest received	733	1,122
Interest paid	(911)	(1,816)
Income tax paid	(2,045)	(2,949)
Net cash provided by operating activities	21,948	23,888
Cash flows from investing activities:
Acquisition of property, plant and equipment – in-vehicle devices	(18,868)	(15,201)
Acquisition of property, plant and equipment –other	(946)	(1,971)
Proceeds from the sale of property, plant and equipment	71	136
Acquisition of intangible assets	(5,307)	(5,972)
Cash paid for business combination	(3,739)	—
Net cash used in investing activities	(28,789)	(23,008)
Cash flows from financing activities:
Cash paid for ordinary shares repurchased	(389)	(546)
Cash paid on dividends to MiX Telematics stockholders	(5,197)	(5,320)
Movement in short-term debt	10,544	5,550
Deferred consideration paid		(1,955)
Proceeds from borrowings	—	—
Payment to non-controlling interest	—	—
Net cash (used in)/from financing activities	4,958	(2,271)
Net decrease in cash and cash equivalents, and restricted cash	(1,883)	(1,391)
Cash and cash equivalents, and restricted cash at the beginning of the year	34,719	30,657
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(2,179)	(1,735)
Cash and cash equivalents, and restricted cash at the end of the year	$30,657	$27,531

The accompanying notes are an integral part of these consolidated financial statements.

F-8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business

MiX Telematics Limited and its consolidated subsidiaries (“the Company”) is a global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (“SaaS”). The Company’s solutions enable customers to manage, optimize and protect their investments in commercial fleets, mobile assets or personal vehicles. The Company’s solutions enable a wide range of customers, from large enterprise fleets to small fleet operators and consumers, to reduce fuel and other operating costs, improve efficiency, enhance regulatory compliance, promote driver safety, manage risk and mitigate theft. The Company’s solutions mostly rely on our proprietary, highly scalable technology platforms, which allows it to collect, analyze and deliver information based on data from customers’ vehicles. Using intuitive, web-based interfaces, reports or mobile applications, the Company’s fleet customers can access large volumes of real-time and historical data, monitor the location and status of their drivers and vehicles and analyze a wide number of key metrics across their fleet operations.

MiX Telematics Limited is a public company incorporated and domiciled in South Africa. On April 2, 2024, the transactions contemplated by the Implementation Agreement (the “Powerfleet Transaction”), dated as of October 10, 2023, with PowerFleet, Inc. (“Powerfleet”) and Main Street 2000 Proprietary Limited (“Main Street”) were consummated. On this day, the Company’s ordinary shares, which were publicly traded on the Johannesburg Stock Exchange (JSE: MIX), and its American Depositary Shares, which were listed on the New York Stock Exchange (NYSE: MIXT), were delisted and the Company became an indirect, wholly owned subsidiary of Powerfleet. Refer to note 21 for more information.

The address of the Company’s principal executive office is 750 Park of Commerce Boulevard, Suite 310, Boca Raton, Florida, 33487.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These accounting policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation and consolidation

The Company’s consolidated financial statements for the years ended March 31, 2023 and 2024 are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and Regulation S-X Rule 3-05. They should be read in conjunction with the accompanying notes thereto. All subsidiaries have been consolidated, including variable interest entities (“VIEs”) of which the Company is deemed to be the primary beneficiary. Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated except to the extent the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been adjusted to ensure consistency with the policies adopted by the Company. All subsidiaries have the same reporting dates as the Company.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported and disclosed. Significant estimates include, but are not limited to, allowances for doubtful accounts, the assessment of expected cash flows used in evaluating goodwill and long-lived assets for impairment, the amortization period for deferred commissions, the determination of useful lives of the Company’s customer relationships, contingencies, the classification of devices and other hardware as in-vehicle devices (equipment) versus inventory based on the future expectation of the different types of customer contracts, income and deferred taxes, unrecognized tax benefits and valuation allowances on deferred tax assets. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

We have considered the impact of rising inflation, fuel prices, global politics, sanctions and the impact thereof on global trade on the estimates and assumptions used. As of March 31, 2024, we have taken into account the impact of the above on goodwill sensitivities and impairment assessments. However, future changes in economic conditions could have an impact on future estimates and judgements used.

F-9

Revenue from contracts with customers

Significant judgments

Revenue is recognized upon transfer of control of distinct promised products and/or services to customers in an amount that reflects the consideration that the Company expects to receive in exchange for those products and/or services. The Company enters into contracts that include the supply of fleet and mobile asset management equipment. For such contracts, the Company utilizes significant judgment to determine whether control of the equipment has transferred to the customer, and in instances where it does, it recognizes revenue in accordance with Revenue from Contracts with Customers (“ASC 606”). When control of the equipment does not transfer to the customer, which is when legal title does not transfer to the customer, our judgement is that the customer does not have the right to direct the use of the equipment when the customer does not operate the equipment or make any significant decisions about its use. In these instances, the Company uses the equipment to provide fleet and mobile asset management services to the customer. Accordingly, these arrangements, which comprise virtually all of the transactions in which legal title does not pass to the customer, are not within the scope of ASC 842, Leases (“ASC 842”). Instead, for such contracts we have concluded that they are service contracts comprising a single performance obligation, and revenue is recognized over time pursuant to ASC 606.

Recognition and measurement

The Company provides fleet and mobile asset management solutions to its customers, and its principal revenue streams are (1) Subscription and (2) Hardware and other. Subscription revenue is recognized over time and hardware and other revenue is recognized at a point-in-time.

To provide services to customers, a device is required which collects and transmits information collected from the vehicle or other asset. Fleet customers may also obtain other items of hardware, virtually all of which are functionally dependent on the device. Some customers obtain control of the device and other hardware (where legal title transfers to the customer); while other customers do not (where legal title remains with the Company). A contract arises on the acceptance of a customer’s purchase order, which is typically executed in writing.

In instances where the customer obtains control of the device and other hardware, which is typically upon installation or delivery to the customer, the device, the other hardware, the installation thereof and the service are each accounted for as separate performance obligations. The total transaction price is allocated to each performance obligation using relative stand-alone selling prices. Revenue allocated to the device and other hardware is recognized upon delivery, and revenue allocated to installation is recognized once the installation is complete, since installation is completed within a day. Revenue related to the service performance obligation (subscription) is recognized on a straight-line basis over the expected contractual term, since we consistently deliver telematics services on a continuous basis over that period.

In instances where the customer does not obtain control of the device and other hardware, which is functionally dependent on the device, there is only a single performance obligation, namely the service. The customer is not able to direct the use of these items, and accordingly these contracts do not contain leases. In these instances, the devices and other hardware are used by the Company to provide the services. The total revenue from these contracts is recognized as subscription revenue on a straight-line basis over the expected contractual term, since we consistently deliver telematics services on a continuous basis over that period.

Revenue is presented net of discounts, value added tax, returns and after eliminating sales within the Company.

The Company distributes devices and other hardware to certain small fleet operators and consumers through distributors. Distributors act as agents and hardware revenue is only recognized when the distributor sells the hardware unit to the end customer. Once a unit is sold to a customer, the customer enters into a service agreement directly with the Company. The obligation to supply the service and the credit risk rests with the Company. The subscription revenue is recognized when the service is rendered.

F-10

The Company also sells hardware to motor vehicle dealerships for fitment into their vehicle trading stock. These dealerships purchase the hardware from the Company and are considered to act as a principal in the contract because they obtain title to the hardware, bear the risks and rewards of ownership and accordingly control the hardware purchased. The buyer of the vehicle then enters into a service-only contract with the Company. Revenue is recognized upon sale of the hardware to the dealership and subscription revenue is recognized as the services are provided to the customer.

The Company distributes devices and other hardware to enterprise fleet customers through value-added resellers. Value-added resellers are considered to act as a principal for the sale of hardware to the end customer, and revenue is recognized by the Company upon sale of the hardware unit to the resellers. Value-added resellers are also considered to act as a principal for the provision of the service to end customers because, even though the resellers do not provide the service themselves, the resellers control the right to receive the service before that right is transferred to the end customer, the resellers have the primary responsibility for fulfilling the promise to provide the service to the end customer, and the resellers have full discretion in establishing the prices charged to the end customer. Accordingly, subscription revenue is recognized as the service is provided to the resellers.

Contract liabilities (deferred revenue)

Timing of revenue recognition may differ from the timing of invoicing customers or collecting payments from customers. Typically, corporate customers pay in arrears, while consumer customers pay in advance.

When customers are invoiced in advance for subscription services that will be provided over periods of more than one month, or pay in advance of service periods of more than one month, deferred revenue liabilities, or contract liabilities, are recorded.

In all other instances, the Company has a right to consideration for subscription services from customers in an amount that corresponds directly with the value to customers of the Company’s performance completed to date. Therefore, revenue is recognized for the amount to which the Company has a right to invoice as a practical expedient. The transaction price estimated therefore does not include any estimated amounts of variable consideration that are constrained. Estimates of variable consideration constrained may include fixed or variable price escalations based on an index; amounts charged for de-and-re-installations, installation cancellations, wasted time and waiting time and amounts charged for actual data usage and/or actual satellite access, amongst others. These estimates will simply be recognized as revenue as and when they occur. The future subscription services will be provided over varying periods from 1 to 60 months.

Contracts for which the Company receives a payment for a time period which is more than 12 months in advance are considered to comprise a significant financing component. Interest expense is accrued on the deferred revenue liability. This results in the revenue being measured at the future value of the payments received.

Deferred commissions

Commissions incurred to acquire contracts are capitalized and amortized, unless the amortization period is 12 months or less. The commission capitalized is attributed to the specific performance obligations in the related contract. Commission is considered commensurate with respect to a particular contract when equivalent/comparable commission is payable upon the extension or renewal of such a contract or upon the customer entering into a new contract. To the extent commission capitalized is commensurate, the commission attributable to service will be amortized over the minimum contractual period or, if shorter, the expected life of the contract. To the extent it is not commensurate, the commission capitalized that is attributable to service is amortized over the expected life of the contract. Typically, with regard to month-to-month contracts, commission payable is not considered commensurate for such contracts because no commission is payable as and when the customer extends each month by not giving notice. Accordingly, commission incurred on such contracts that is attributable to service is amortized over the expected life of the contract taking account of expected extensions/renewals. Commission capitalized that is attributable to hardware or installation is amortized in full at the time the related hardware, or installation, revenue is recognized.

Recurring commission is commission which is payable for each month the customer remains with the Company. The amount capitalized reflects the total commission payable over the minimum contractual period or, if shorter, the expected life of the contract, together with the effect of the time value of money, where significant.

F-11

As of March 31, 2023 and 2024, deferred commissions amounted to $6.0 million and $9.1 million respectively, which are included within Other assets on the Balance Sheet.

Amortization expense of external commissions capitalized is recognized in cost of sales, while that of internal commissions earned by the Company’s sales personnel is recognized in sales and marketing costs. Commissions not capitalized under the 12-month practical expedient are also classified in the same manner.

Foreign currency

Functional and reporting currency

Each subsidiary is consolidated by translating its assets, liabilities and results into the functional currency of its immediate parent company, and subsequently the consolidated position, determined in South African Rand, is translated into U.S. Dollars (reporting currency). Assets and liabilities are translated into U.S. Dollars using the exchange rates in effect at the balance sheet date. Equity items are translated at historical exchange rates, while income and expense items are translated using average exchange rates for the period. Foreign currency translation adjustments are reported in stockholders’ equity as a component of accumulated other comprehensive income/loss until disposal.

The movement in the foreign currency translation adjustments is as follows (in thousands):

	As of March 31,
	2023	2024
Cumulative foreign currency translation adjustments, beginning of year	$3,909	$(13,399)
Foreign currency translation losses for the year, net of tax	(17,308)	(2,749)
Cumulative foreign currency translation adjustments, end of year	$(13,399)	$(16,148)

Transactions and balances

Transactions in foreign currencies are initially recorded by the Company and its subsidiaries in their respective functional currencies using the exchange rates at the dates of the transactions. Foreign currency monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date. All resulting foreign exchange gains and losses are recognized in Other income/expense in the Statement of Income. However, gains and losses arising on long-term monetary assets held by a group entity in a foreign subsidiary for which settlement is neither planned nor anticipated within the foreseeable future, form part of the net investment of the foreign operation. These foreign exchange gains and losses are recognized as part of the foreign currency translation adjustments in accumulated other comprehensive income/loss until disposal.

Financial Assets

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits held on call with banks; all of which are available for use by the Company and have an original maturity of less than three months.

Restricted cash

Restricted cash comprises deposits backing guarantees issued by financial institutions on behalf of the Company in respect of the Company’s obligations under certain lease, supply and other agreements, and cash held by MiX Telematics Enterprise BEE Trust (a VIE which is consolidated). Cash held by the Trust is to be used solely for the benefit of its beneficiaries. As at March 31, 2023 and 2024, the cash held by the Trust comprised $0.6 million and $0.7 million, respectively.

Accounts receivables

Accounts receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Since the terms of payment are not more than 12 months, accounts receivables are recognized initially at their transaction price. Subsequent to initial recognition, accounts receivables are measured at amortized cost using the effective interest method, less an allowance for doubtful accounts, which reflects expected credit losses.

F-12

Allowance for doubtful accounts

The allowance for doubtful accounts on accounts receivables is calculated by considering all relevant information, internal and external about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts of future economic conditions to appropriately reflect the risk of losses over the remaining contractual lives of the assets. Historical loss rates, calculated as actual losses over a period as a percentage of revenue, are adjusted for current conditions and management’s expectations about future economic conditions.

The allowance is measured on a collective basis where management groups their customers appropriately based on their credit risk characteristics.

The allowance for doubtful accounts is a valuation account and the asset’s carrying amount is reduced and the amount of the loss is recognized in the Consolidated Statements of Income. Subsequent recoveries, if any, are credited to the allowance. Actual write-downs are recorded when the asset is deemed uncollectible after all efforts to recover have yielded no results.

Loans to external parties

Loans to external parties are recognized initially at fair value, and subsequently at amortized cost using the effective interest method, less expected credit losses over the lifetime of the loan.

Expected credit losses are determined using management’s estimate of the probability of default and the value of the underlying security. Loans to external parties are included within Other assets on the Consolidated Balance Sheet.

Concentration of Credit Risk

Credit risk arises from restricted cash, cash and cash equivalents as well as credit exposures to customers and loans to external parties. The Company analyses the credit risk for each of its new customers based on predefined requirements before standard payment and delivery terms and conditions are offered. An allowance for doubtful accounts is provided for individual accounts. Management regularly reviews receipts and the fair value of loans to external parties. Expected credit losses are provided for accordingly. Cash investments are only placed with reputable financial institutions. Management believes that financial institutions that hold the Company’s deposits are financially credit worthy and, accordingly, minimal credit risk exists with respect to those balances.

Fair value measurements

Other than the contingent consideration, the Company has no financial assets or liabilities that are measured at fair value on a recurring basis. The carrying amounts of the Company’s financial instruments, except for loans to external parties, approximate their fair values due to their short-term nature. The fair value of the loans to external parties is determined using unobservable market data (Level 3 inputs), that represent management’s estimate of current interest rates that a commercial lender would charge the borrowers. The fair value of the contingent consideration is categorized as a Level 3 fair value, based on the inputs in a discounted cash flow valuation.

When certain triggering events occur, the Company is required to assess non-financial assets for impairment. When impaired, non-financial assets are written down to fair value. The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing the asset in the principal or most advantageous market.

Fair value is determined in accordance with ASC 820, Fair Value Measurement and is categorized as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

F-13

Inventories

Inventories comprise of components and finished goods which are stated at the lower of cost and net realizable value. Cost is determined using a first-in, first-out, actual cost or weighted average cost basis. The cost of inventories includes the cost of manufacturing as charged by third parties and excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation, and is based upon assumptions about future demand and market conditions. Impairments of inventory are not subsequently reversed. During the years ended March 31, 2023 and 2024, $0.8 million and $0.6 million was recognized, respectively, as a charge in cost of sales as a result of the write-down of inventory to net realizable value.

Inventories comprise of the following (in thousands):

	As of March 31,
	2023	2024
Components	$3,131	$875
Finished goods	3,146	4,316
Total inventories	6,277	5,191
Less: Accumulated write-down to net realizable value	(1,341)	(1,049)
Inventory, net	$4,936	$4,142

Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and any accumulated impairment losses. Historical cost includes all expenditure directly attributable to the acquisition of the items of property, plant and equipment. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance are charged to the Consolidated Statements of Income in the reporting period in which they are incurred.

The cost of in-vehicle devices installed in vehicles (including installation and shipping costs) as well as the cost of uninstalled in-vehicle devices, are capitalized as property, plant and equipment. The Company depreciates installed in-vehicle devices on a straight-line basis over their expected useful lives, commencing upon installation, whereas uninstalled in-vehicle devices are not depreciated until installed. The related depreciation expense is recorded as part of cost of sales in the Consolidated Statements of Income. Depreciation is calculated using the straight-line method to reduce the cost of the asset to its residual value over its estimated useful life, as follows:

Plant and equipment	1 - 8 years
Motor vehicles	3 - 7 years
Furniture, fixtures and equipment	1 - 10 years
Computer and radio equipment	1 - 7 years
In-vehicle devices installed	1 - 8 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Gains or losses on disposal or retirement are recognized within Other income/expenses in the Consolidated Statements of Income.

F-14

Leases

The Company as a lessee

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date for all leases except for those that have a lease term of 12 months or less and do not contain a purchase option that is reasonably certain to be exercised. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

Right-of use assets are initially measured at cost, which comprises the initial amount of the related lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received.

All of the Company’s leases which are capitalized are classified as operating leases. This means that the right-of-use asset is depreciated in such a manner, that together with the interest charge on the lease liability, the Company achieves a straight-line total lease expense over the lease period.

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments; and
●	lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option.

The lease liability is measured at commencement based on the present value of lease payments over the lease term using the relevant group entity’s incremental borrowing rate at inception of the lease. The lease liability is remeasured when the Company changes its assessment of whether an extension option will be exercised, when a termination notice is served, or when there are other changes to the terms of the lease such as rent concessions or an extension to the lease term that was not initially catered for in the lease agreement.

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset. The adjustment is recorded in the Consolidated Statements of Income once the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets within Property, plant and equipment, and lease liabilities within Accrued expenses and other liabilities, on the Consolidated Balance Sheets.

Goodwill

Goodwill is tested for possible impairment at least annually, or when circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Qualitative factors are first assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Goodwill is allocated to a reporting unit for the purpose of impairment testing. If it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the carrying value of the reporting unit, to which goodwill has been allocated, is compared to its fair value, and a goodwill impairment charge is recognized for the amount (if any) by which the carrying value exceeds the fair value, limited to the amount of the goodwill. No impairments of goodwill existed as of the most recent testing date of March 31, 2024 or the previous testing date of March 31, 2023.

Reconciliation of Total Goodwill

The following table is a reconciliation of the carrying amount of goodwill at the beginning and end of the reporting period:

	As of March 31,
	2023	2024
Goodwill
Opening balance	$44,434	$39,258
Business acquired	1,441	—
Foreign currency translation difference	(6,617)	(1,032)
Balance as of March 31	$39,258	$38,226

The allocation of goodwill to reportable segments is as follows (in thousands):

	As of March 31,
	2023	2024
Central Services Organization	$5,736	$5,463
Europe	8,078	8,254
Middle East and Australasia	4,364	4,364
Africa	19,639	18,704
Americas	1,441	1,441
	$39,258	$38,226

F-15

Sensitivity of goodwill to impairment as of March 31, 2024 was as follows:

	Central Services Organization	Africa	Europe	Middle East and Australasia	Americas
Fair value of reporting unit exceeded its carrying amount by	457.3%	101.7%	16.9%	52.1%	21.7%
Post-tax discount rate used to determine fair value	16.3%	16.3%	11.4%	12.2%	11.7%
Growth rate used to extrapolate cash flow beyond the budget period	4.7%	4.7%	1.5%	2.3%	2.0%
The following mutually exclusive changes will result in nil headroom
Post-tax discount rate applied to the expected cash flow projections	37.1%	25.7%	13.0%	18.0%	14.3%
Decrease in the cash flow projections of	82.1%	50.4%	16.9%	52.1%	17.8%

If the growth rate in any reporting entity is changed to zero, this does not result in any impairment. Although there were no impairments of goodwill as of March 31, 2024, significant judgement was exercised in determining the fair value of each reporting unit. In particular, to the extent that anticipated new contracts do not materialize and the business strategy does not come to fruition, or key personnel are not retained, the forecasts on which the impairment tests were performed could be negatively impacted.

The Americas reporting unit has been assessed to be the most sensitive to changes in assumptions. A simultaneous increase of 1.7% in discount rate and a decrease of 1.7% in terminal growth rate results in an impairment for the Americas reporting unit. If the cash flows and revenue growth rate for the Americas segment do not meet management projections it could result in an impairment.

Intangible assets

Patents and trademarks

Patents and trademarks acquired in a business combination are recognized at fair value at the acquisition date. Patents and trademarks have a finite useful life and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of patents and trademarks over their estimated useful lives which range from 3 to 10 years.

Customer relationships

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships have a finite useful life and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated over the expected useful life of the customer relationship ranging from 1 to 10 years and reflects the pattern in which future economic benefits of the customer relationship are expected to be generated. The useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to factors such as customer churn rates.

Internal-use software and technology

The Company capitalizes as intangible assets, internal-use software acquired or developed solely to meet the Company’s internal needs. Costs, excluding general and administrative costs such as general overheads, legal, research, business process engineering and data conversion costs, are capitalized from the date on which management implicitly or explicitly authorizes, or commits to fund, the project, and it is probable that the project will be completed and the software will perform the intended function (application development stage). All costs incurred during the preliminary development stage are expensed. Capitalization ceases when the project is substantially complete and the software is ready for its intended use.

F-16

Costs, including annual licenses, associated with maintaining computer software programs, and training costs are expensed as incurred. Costs incurred for upgrades and enhancements (modifications to existing internal-use software that provides additional functionality) are capitalized during the application development stage.

Software capitalized is amortized on a straight-line basis over its estimated useful life ranging from 1 to 20 years, commencing on the date when the software is ready for its intended use.

Computer software for external use

Computer software for external use refers to the firmware that is developed by the Company for the devices and other hardware provided to its customers. The costs of developing firmware are expensed as incurred prior to the establishment of its technological feasibility, from which point the development costs are capitalized and recognized as intangible assets. For the periods presented, technological feasibility could only be demonstrated shortly before the release of the firmware, and as a result, the development costs that meet the requirements for capitalization are not material.

Impairment of long-lived assets

Intangible assets that are not ready for use are not subject to amortization but are assessed annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired.

Long-lived assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An asset is written down immediately to its fair value if its carrying amount is greater than its future undiscounted cash flows. Recognized impairment losses are not reversed.

For the purposes of assessing impairment, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

Impairment losses recognized during the years ended March 31, 2023 and 2024 were $0.1 million or less for each year.

Contingent consideration

Contingent consideration is classified as a liability and is remeasured to fair value at each reporting date until the contingency is resolved. Changes in fair value that are not measurement period adjustments are recognized in the Consolidated Statements of Income.

Common stock

Incremental external costs directly attributable to the issuance of new shares or the exercise of stock options are shown in equity as a deduction, net of tax, from the proceeds.

If a Group company purchases the Company’s equity instruments (treasury stock), then the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to ordinary shareholders of the Company as treasury stock until the shares are canceled or reissued. If such ordinary shares are subsequently reissued, then any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to ordinary shareholders of the Company. MiX Telematics Investments Proprietary Ltd (“MiX Investments”), a wholly owned subsidiary of the Company, holds 53,816,750 of the Company’s ordinary shares of no par value. These shares are held as treasury stock.

Share repurchases

On May 23, 2017, the Board approved a share repurchase program of up to R270 million (equivalent of $14.3 million as of March 31, 2024) under which the Company could repurchase its ordinary shares, including ADSs. On December 3, 2021, the Board approved an increase to the share repurchase program under which the Company may repurchase ordinary shares, including ADSs. Post this increase, and after giving effect to shares already purchased under the program as at December 2, 2021, the Company could repurchase additional shares with a cumulative value of R160 million ($10.0 million). The total value of the whole share repurchase program post the December 3, 2021 increase is R396.5 million ($24.9 million). Subsequent to the approved increase in the share repurchase program shares with a value of R6.6 million (the equivalent of $0.3 million as of March 31, 2024) were repurchased during fiscal year 2023. During fiscal year 2024 shares with a value of R10.2 million (the equivalent of $0.5 million as of March 31, 2024) were repurchased under the share repurchase program.

F-17

During the years ended March 31, 2023 and 2024, the Company repurchased 1,166,659 and 1,716,207 shares, respectively, for an aggregate repurchase consideration of $0.4 million and $0.5 million respectively. Subsequent to the repurchases during fiscal year 2023 and 2024, the shares were de-listed and now form part of the authorized unissued share capital of the Company. As detailed in note 21, Subsequent events, the Company shares have been delisted and therefore, no further repurchases are expected under the program.

Taxation

Income taxes are accounted for under the asset and liability method. Income tax expense is recognized in the Consolidated Statements of Income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. The Company uses the portfolio approach for releasing income tax effects from accumulated other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws and tax rates enacted by the reporting date in the countries where the Company and its subsidiaries operate and generate taxable income. Interest, and penalties, incurred on the underpayment of income taxes is classified as interest expense, and administration expenses, respectively.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities arising from the assets and liabilities assumed in a business combination are recognized for the potential tax effects of temporary differences, carryforwards, and any income tax uncertainties of an acquiree that exist at the acquisition date, or that arise as a result of the acquisition. Deferred tax is measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are provided when necessary to reduce deferred tax assets to the extent it is more likely than not that some portion of the deferred tax asset will not be realized.

Management periodically evaluates its tax positions with respect to situations in which applicable tax regulation is subject to interpretation. For uncertainties in income tax positions if it is more likely than not that some tax benefit will be sustained based on the technical merits of the position, then the tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. If it is not more likely than not that some tax benefit will be sustained, then zero tax benefit is recognized. There were no material uncertain tax positions as of March 31, 2023 and 2024.

Deferred tax liabilities arising on investments in domestic subsidiaries are not recognized to the extent that the investment can be recovered on a tax-free basis; and on investments in foreign subsidiaries to the extent that the undistributed earnings will be invested indefinitely or will be remitted in a tax-free liquidation.

Stock-based compensation

The Company operates various stock-based compensation plans, under which the entity receives services from employees as consideration for equity instruments of the Company. Settlement has taken place out of a fresh issue of shares. The equity instruments that may be granted in terms of the plans include stock options, retention shares, performance shares and stock appreciation rights, all of which entitle the holder to obtain shares in the Company. The fair value, determined at grant date, of the equity instruments granted is recognized as an expense over the vesting period, taking expected forfeiture into account, with a corresponding credit to additional paid-in capital. At the end of each reporting period, the Company revises its estimate of the number of equity instruments that are expected to vest, using historical and current information, and recognizes the impact of any revisions in the Consolidated Statements of Income, with a corresponding adjustment to additional paid-in capital. Expected forfeitures relating to service conditions are estimated to be 5%.

Advertising

Advertising costs are expensed as incurred and are classified as sales and marketing expense on the Consolidated Statements of Income. For the years ended March 31, 2023 and 2024, $4.2 million and $2.8 million respectively, were expensed.

F-18

Recent accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, requiring public entities to provide disclosures of significant segment expenses and other segment items in annual and interim consolidated financial statements. The amendments apply to all public entities that are required to report segment information in accordance with Accounting Standards Codification (ASC) 280. All public entities will be required to report segment information in accordance with the new guidance starting in annual periods beginning after December 15, 2023. Management is yet to assess the impact of adoption of this ASU.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, requiring entities to provide additional information in the rate reconciliation and additional disclosures about income taxes paid. Public business entities are required to disclose in their rate reconciliation table additional categories of information about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories if the items meet a quantitative threshold. All entities are required to disclose annually income taxes paid (net of refunds received) disaggregated by federal (national), state and foreign taxes and to disaggregate the information by jurisdiction based on a quantitative threshold. For public business entities, the guidance is effective for annual periods beginning after December 15, 2024. For other entities, it is effective for annual periods beginning a year later. All entities should apply the guidance prospectively but have the option to apply it retrospectively. Early adoption is permitted. Management is yet to assess the impact of adoption of this ASU.

3. Acquisition

MiX Telematics North America, a 100% owned subsidiary of the Company, acquired Trimble Inc.’s Field Service Management business (“FSM”) in North America on September 2, 2022.

FSM’s North American operations include the sale and support of telemetry and video solutions that enable back-office monitoring and visualization for fleet services management in a number of industries.

All existing FSM subscription contracts and the related revenue streams were acquired by MiX Telematics North America. The initial accounting for the business combination was complete at March 31, 2023. For additional information on the acquisition please refer to our Annual Report on Form 10-K for the year ended March 31, 2023, which we filed with the SEC on June 22, 2023.

4. Credit risk related to accounts receivables

As of March 31, 2023 and 2024, the aging analysis of accounts receivables is as follows (in thousands):

	Gross	Allowance for doubtful accounts	Net
2023
Not past due	$10,276	$(161)	$10,115
Past due by 1 to 30 days	6,081	(104)	5,977
Past due by 31 to 60 days	2,238	(91)	2,147
Past due by 61 to 90 days	1,895	(140)	1,755
Past due by 91 to 120 days (1)	2,561	(136)	2,425
Past due by more than 120 days (1)	3,888	(2,113)	1,775
Total	$26,939	$(2,745)	$24,194

(1)	The March 31, 2023 disclosure has been re-presented to disaggregate the disclosure of the past due by more than 90 days aging line to provide additional information for users in respect of the composition of the accounts receivables balance.

F-19

	Gross	Allowance for doubtful accounts	Net
2024
Not past due	$15,998	$(434)	$15,564
Past due by 1 to 30 days	4,710	(463)	4,247
Past due by 31 to 60 days	1,840	(350)	1,490
Past due by 61 to 90 days	1,568	(471)	1,097
Past due by 91 to 120 days	723	(628)	95
Past due by more than 120 days	4,169	(1,987)	2,182
Total	$29,008	$(4,333)	$24,675

The movements in the allowance for doubtful accounts are as follows (in thousands):

	2023	2024
Balance at April 1,	$5,426	$2,745
Bad debt provision	4,202	5,225
Write-offs	(6,131)	(3,542)
Foreign currency translation differences	(752)	(95)
Balance at March 31,	$2,745	$4,333

The measurement of expected credit losses is a function of the probability of default, loss given default (i.e., the magnitude of the loss if there is default) and the exposure at default. The assessment of the probability given default and loss given default is based on historical data adjusted by relevant forward-looking information. The exposure at default is represented by the asset’s gross carrying amount at the reporting date.

The Company considers a default to have occurred when a receivable is more than 90 days past due or information determined internally or obtained from external sources indicates that the customer is unlikely to pay its creditors, including the Company, in full. Amounts provided for are generally written off when there is no expectation of recovering the amount, in accordance with the Company’s write-off policy.

Overview of the Company’s exposure to credit risk from customers

The maximum exposure to credit risk at the reporting date is the gross carrying value of each receivable and loan to external parties. As of March 31, 2023 and 2024, the Company has no significant concentration of credit risk, due to its spread of customers across various operations and geographical locations.

The Company does not hold any collateral as security.

During fiscal year 2023, the Company terminated the suretyship securing its indebtedness to Standard Bank of South Africa Limited and a new agreement was entered into. Refer to note 17 to the consolidated financial statements.

F-20

5. Prepaid expenses and other current assets

Prepaid expenses and other current assets comprise of the following (in thousands):

	As of March 31,
	2023	2024
Pre-payments	$2,742	$2,676
Prepaid taxes	95	102
Indemnification asset	474	—
Current income tax asset	1,496	1,368
VAT receivable	1,362	1,491
Receivable from Main Street (1)	—	808
Sundry debtors	3,378	2,693
Deposits	131	88
Staff receivable	91	146
Lease receivable	171	301
Interest receivable	10	20
	$9,950	$9,693

(1)	Relates to share transfer taxes paid by the Company on behalf of Main Street. Refer to note 21 for information regarding the change in ownership of the Company and delisting.

6. Property, plant and equipment

Property, plant and equipment comprises owned and right-of-use assets. The Company leases many assets including property, motor vehicles and office equipment.

The cost and accumulated depreciation of owned assets are as follows (in thousands):

	As of March 31,
	2023	2024
Owned assets
Plant and equipment	$793	$684
Motor vehicles	1,948	2,243
Furniture, fixtures and equipment	1,295	1,205
Computer and radio equipment	3,743	4,131
In-vehicle devices	72,405	80,169
Assets in progress	26	15
Owned assets, gross	80,210	88,447
Less: accumulated depreciation and impairments	(46,932)	(52,860)
Owned assets, net	$33,278	$35,587

Total depreciation expense related to owned assets during the years ended March 31, 2023 and 2024 was $9.7 million and $14.2 million, respectively. Depreciation expense related to in-vehicle devices is included in subscription cost of revenue.

During fiscal year 2023, the Africa segment reassessed the useful lives of its installed in-vehicle devices where, on average, the useful lives were increased from 3 years to 5 years. The reassessment of the useful lives resulted in a $1.4 million reduction in the depreciation expense relative to what would have been recognized in fiscal year 2023 had the change not occurred.

F-21

During fiscal year 2024, the Africa segment reassessed the useful lives of its installed in-vehicle devices where, on average, the useful lives were increased from 29 to 34 months. The reassessment of the useful lives resulted in a $1.2 million reduction in the depreciation expense relative to what would have been recognized in fiscal year 2024 had the change not occurred.

The cost and accumulated depreciation of right-of-use assets are as follows (in thousands):

	As of March 31,
	2023	2024
Right-of-use assets
Property	$5,792	$5,849
Equipment, motor vehicles and other	259	330
Less: accumulated depreciation	(2,550)	(2,385)
Right-of-use assets, net	$3,501	$3,794

7. Intangible assets

Intangible assets comprise the following (in thousands):

		As of March 31, 2023			As of March 31, 2024
	Useful life (in years)	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
Patents and trademarks	3 - 10	$90	$(63)	$27	$91	$(67)	$24
Customer relationships	1 - 10	8,234	(3,061)	5,173	6,000	(1,955)	4,045
Internal-use software, technology and other	1 - 20	39,031	(22,336)	16,695	39,079	(22,356)	16,723
Total		$47,355	$(25,460)	$21,895	$45,170	$(24,378)	$20,792

For the years ended March 31, 2023 and 2024, amortization expense of $5.9 million and $6.2 million has been recognized, respectively. Non-cash disposals of $1.5 million and $6.9 million were recognized for the years ended March 31, 2023 and 2024, respectively, and form part of accumulated amortization movements. Foreign exchange related gains of $3.7 million and foreign exchange related losses of $0.4 million, on accumulated amortization, were recognized for the years ended March 31, 2023 and 2024.

The weighted average amortization period of intangible assets purchased during the year ended March 31, 2023 and 2024 is 8 years and 4 years, respectively.

As of March 31, 2023 and 2024, there was internal-use software in progress of $3.3 million and $3.1 million, respectively.

As of March 31, 2024, the estimated future amortization expense is as follows (in thousands):

Years ending March 31,
2025	$7,553
2026	5,766
2027	4,964
2028	2,219
2029	279
Thereafter	11
Total	$20,792

F-22

8. Other assets

The following is a summary of other assets (in thousands):

	As of March 31,
	2023	2024
Deferred commissions	$6,014	$9,088
Loans to external parties and other receivables	498	474
Lease receivables - non-current	$292	$499
Total other assets	$6,804	$10,061

Deferred commissions

Deferred commissions arise from commissions paid to sales employees and external third parties to obtain contracts with customers, unless the amortization period is 12 months or less, in which instance it is expensed immediately. The following is a summary of the amortization expense (in thousands):

	As of March 31,
	2023	2024
Amortization recognized during the year:	$(4,276)	$(5,894)
– Cost of revenue (external commissions)	(3,366)	(4,977)
– Sales and marketing (internal commissions)	(910)	(917)

Loans to external parties

The loans to external parties relate to Broad-based Black Economic Empowerment transaction entered to in South Africa.

As of March 31, 2023, the amortized cost of the loans to Black Industrialists Group Property Management Company (Pty) Ltd (“BIG”) and amounted to $0.5 million. As of March 31, 2024, the amortized cost of the loan to BIG amounted to $0.5 million. The loan to BIG was originated during fiscal year 2020, and is on off-market terms. The imputed interest rate on the loans to BIG is 9.65%. Imputed interest rate represents the interest rate that results from a process of approximation required when the present value of a loan must be estimated because an established exchange price is not determinable and the loan has no ready market. As of March 31 2024, the fair value of the loan to BIG determined using a discount rate of 11.25% amounted to $0.5 million.

F-23

9. Accrued expenses and other liabilities

Accrued expenses comprise the following (in thousands):

	As of March 31,
	2023	2024
Current:
Product warranties	$317	$332
Maintenance	430	145
Employee-related accruals	3,392	3,269
Bonus and incentives	3,344	3,952
Lease liabilities	688	859
Accrued commissions	3,675	4,338
Loss contingency (1)	474	—
Value added tax payables	1,239	886
Post-acquisition support and hardware payable (1)	2,265	1,617
Other accruals	5,662	4,712
Total current	$21,486	$20,110

Non-current:
Lease liabilities	$2,966	$2,852
Other liabilities	402	484
Total non-current	$3,368	$3,336

(1)	Relates to the acquisition of Trimble’s FSM business, including the remaining purchase consideration that has been agreed.

Product warranties

The Company provides warranties on certain products and undertakes to repair or replace items that fail to perform satisfactorily. Management estimates the related provision for future warranty claims based on historical warranty claim information, the product lifetime, as well as recent trends that might suggest that past cost information may differ from future claims. The table below provides details of the movement in the accrual in thousands:

	As of March 31,
	2023	2024
Product warranties
Opening balance	$683	$359
Warranty expense	147	5
Reclassification (1)	(261)	—
Utilized	(154)	(1)
Acquisition (2)	41	—
Foreign currency translation difference	(97)	(7)
Balance as of March 31	$359	$356
Non-current portion (included in other liabilities)	$42	$24
Current portion	$317	$332

(1)	Relates to a reclassification of certain costs from Product warranties to the Maintenance provision during fiscal year 2023.
(2)	Relates to the acquisition of Trimble’s FSM business.

F-24

10. Deferred revenue

The movement in deferred revenue is as follows (in thousands):

	As of March 31,
	2023	2024
Deferred revenue
Opening balance	$6,692	$5,295
Increases during the year	49,544	48,108
Recognized as revenue	(49,878)	(46,784)
Foreign currency translation difference	(1,063)	(225)
Closing balance	$5,295	$6,394

During the year ended March 31, 2023 and March 31, 2024, revenue of $4.1 million and $3.6 million, respectively, was recognized which was included in the deferred revenue balances as of the beginning of the year.

11. Development expenditure

Development expenditure incurred comprises the following (in thousands):

	As of March 31,
	2023	2024
Costs capitalized (1)	$3,912	$4,899
Costs expensed (2)	5,591	6,118
Total costs incurred	$9,503	$11,017

(1)	Costs capitalized relate only to the development of internal-use software, which are recognized in accordance with the Intangible assets (Internal-use software and technology) accounting policy.
(2)	Costs expensed are included in Administration and other expenses in the Consolidated Statements of Income.

12. Leases

The Company leases property, office equipment and vehicles under operating leases. The lease terms vary between 1 month and 120 months, with many leases providing renewal rights and certain leases with annual escalations of up to 7% per annum. To the extent the Company is reasonably certain that it will exercise renewal options, such options have been included in the lease terms used for calculating the right-of-use assets and lease liabilities. Right-of-use assets are included in Property, plant and equipment in the Consolidated Balance Sheets and lease liabilities related to the Company’s operating leases are included in Accrued expenses and other liabilities and Long-term accrued expenses and other liabilities in the Consolidated Balance Sheets.

Where lease terms are 12-months or less, and meet the criteria for short-term lease classification, no right-of-use asset and no lease liability are recognized.

The components of lease cost are as follows (in thousands):

	As of March 31,
	2023	2024
Operating lease cost	$1,252	$1,316
Short-term lease cost	308	532
Total lease cost	$1,560	$1,848

F-25

Supplemental cash flow information and non-cash activity related to the Company’s operating leases are as follows (in thousands):

	As of March 31,
	2023	2024
Operating cash flow information:
Cash payments included in the measurement of lease liabilities	$1,293	$1,563
Non-cash activity:
Right-of-use assets obtained in exchange for new operating lease liabilities	$862	$1,427
Weighted-average remaining lease term - operating leases (months) (1)	22	19
Weighted-average discount rate - operating leases	8.0%	8.7%

(1)	Including expected renewals where appropriate.

Maturities of operating lease liabilities as of March 31 were as follows (in thousands):

2025	$1,137
2026	946
2027	815
2028	771
2029	638
Thereafter	183
Total future minimum lease payments	4,490
Less: Imputed interest	(779)
Present value of future minimum lease payments	3,711
Less: Current portion of lease liabilities	(859)
Non-current portion of lease liabilities	$2,852

13. Auditors’ remuneration

The following table (in thousands) presents the aggregate fees billed to the Company for services related to the fiscal years ended March 31, 2023 and 2024, respectively, by Deloitte & Touche, its external auditor/independent registered public accounting firm:

	As of March 31,
	2023	2024
Audit fees (1)	$1,297	$1,025
Audit-related fees (2)	—	350
Tax fees (3)	9	3
All other fees (4)	5	6
Total auditors’ remuneration	$1,311	$1,384

(1)	Audit fees consisted of professional services rendered by Deloitte & Touche for the audit of the Company’s financial statements.
(2)	Audit-related fees relate to the Powerfleet Transaction.
(3)	Tax fees consisted of professional services rendered for corporate tax compliance and tax advisory services.
(4)	In respect of the Company’s Audit and Risk Committee approval process, all of the non-audit and audit fees paid to Deloitte & Touche were pre-approved by the Audit and Risk Committee.

F-26

14. Income taxes

The following table presents domestic and foreign components of income before income tax expense (in thousands):

	As of March 31,
	2023	2024
Domestic (South Africa)	$14,781	$6,519
Foreign	(1,814)	2,531
Income before income tax expense	$12,967	$9,050

The following is a summary of the Company’s provision for income taxes for the years ended March 31, 2023 and 2024:

	As of March 31,
	2023	2024
Current tax
Domestic (South Africa)	$(1,427)	$(2,270)
Foreign federal (1)	10	26
Foreign state (2)	(962)	(836)
Total Current	(2,379)	(3,080)
Deferred tax
Domestic (South Africa)	(5,448)	(2,489)
Foreign federal (1)	(18)	435
Foreign state (2)	(600)	(1,331)
Total deferred	(6,066)	(3,385)
Total income tax expense	$(8,445)	$(6,465)

(1)	U.S. Federal taxes
(2)	U.S. and other foreign state taxes

F-27

The following table provides a reconciliation of the income tax expense calculated at the South African statutory tax rate, of 27% (2023 of 27%), to the income tax expense:

	As of March 31,
	2023	2024
Income before income tax expense	$12,967	$9,050
Tax at South African statutory rate of 28%	—	—
Tax at South African statutory rate of 27%	3,501	2,443
Tax effect of:
– Income not subject to tax	(38)	(107)
–Non-deductible expenses (1)	1,589	2,015
–(Non-taxable)/Non-deductible foreign exchange movements (2)	3,408	769
– Investment in subsidiaries	(127)	168
– Withholding tax	91	162
–Foreign tax paid (3)	322	281
– Foreign tax rate differential	33	5
–Valuation allowance (4)	(209)	946
– (Over)/under-provision prior years	152	(97)
–Tax incentives in addition to cost incurred (5)	(355)	(344)
– Transfer pricing imputation	129	127
– Tax rate change	(174)	—
– Imputation of controlled foreign company income	91	97
– Other	32	—
Income tax expense	$8,445	$6,465

(1)	These non-deductible expenses consist primarily of items of a capital nature and costs attributable to exempt income, primarily dividends from subsidiaries.
(2)	The (non-taxable)/non-deductible foreign exchange movements arise as a result of the Company’s internal loan structures.
(3)	The foreign tax paid relates primarily to withholding taxes on revenue earned in jurisdictions where the Company does not have a jurisdictional presence.
(4)	The valuation allowance movement relates primarily to deferred taxation assets not recognized on tax losses.
(5)	The tax incentives relate mainly to research and development allowances, as well as learnership allowances received in terms of the South African tax authorities. MiX Telematics International Proprietary Limited (“MiX International”), a subsidiary of the Company, is eligible for a 150% allowance for research and development spend in terms of section 11D of the South African Income Tax Act.

The Company’s weighted average tax rate is 71.4% (2023: 65.1%).

F-28

The Company’s net deferred tax liabilities consist of the following (in thousands):

	As of March 31,
	2023	2024
Deferred tax assets
Deferred revenue	$1,175	$1,505
Capital allowances for tax purposes	1,041	900
Accruals	4,007	3,125
Tax losses	2,220	2,190
Stock based compensation	129	70
Recurring commission liability	353	596
Lease liabilities	441	374
Other	19	20
Gross deferred tax assets	9,385	8,780
Set-off of deferred tax balances	(7,091)	(7,032)
Net deferred tax assets before valuation allowance	2,294	1,748
Less valuation allowance	(204)	(655)
Net deferred tax assets	$2,090	$1,093

Deferred tax liabilities
Capital allowances for tax purposes	$5,548	$6,189
Intangible assets	3,661	3,700
Prepaid expenses	335	396
Deferred foreign currency gains	8,077	8,560
Investment in subsidiaries	401	549
Deferred commissions	916	1,231
Lease assets	505	596
Other	5	15
Gross deferred tax liabilities	19,448	21,236
Set-off of deferred tax balances	(7,091)	(7,032)
Net deferred tax liabilities	12,357	14,204
Net deferred tax liability	$(10,267)	$(13,111)
The gross movement in net deferred tax assets/(liabilities) is as follows:
Opening balance	$(5,204)	$(10,267)
Foreign currency translation	1,507	569
Other comprehensive income	(504)	(28)
Statement of Income charge	(6,066)	(3,385)
Closing balance	$(10,267)	$(13,111)

F-29

Recognition of deferred tax

Deferred tax at year-end has been recognized using the following corporate tax rates:

Region	2023	2024
South Africa	27%	27%
Australia	30%	30%
Brazil	34%	34%
Mexico	30%	30%
Romania	16%	16%
Thailand	20%	20%
India	30%	30%
Uganda	30%	30%
United Arab Emirates	—%	9%
United Kingdom	25%	25%
United States of America	21%	21%

Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. As of March 31, 2023 and 2024, the Company believes that it is not more likely than not that deferred tax assets of $0.2 million and $1.2 million, respectively, will be realized in respect of cumulative tax losses amounting to $0.7 million and $5.7 million, respectively. Accordingly, the Company has recorded a valuation allowance on such deferred tax assets.

For the year ended March 31, 2023, the valuation allowance decreased by $0.3 million as a result of reversals of previously raised valuation allowances on prior year tax losses. For the year ended March 31, 2024, the valuation allowance increased by $0.9 million as a result of an increase in deferred taxation not recognized on calculated tax losses.

As at March 31, 2023 and 2024, the Company had tax loss carryforwards of $8.7 million and $5.9 million. respectively. The tax loss carryforwards can be carried forward indefinitely except for tax losses of $0.4 million in Thailand which expire in 1 year from 2024 till 2025.

15. Dividends

The following dividends were declared (in thousands):

	As of March 31,
	2023	2024
Dividends declared	$5,207	$5,329

16. Stock-based compensation plan

The Company has issued share incentives to directors and certain key employees within the Company under the MiX Telematics Long-Term Incentive Plan (“LTIP”), an equity-classified incentive plan.

The LTIP provides for three types of grants to be issued, namely performance shares, restricted share units (“RSUs”) and stock appreciation rights (“SARs”).

As of March 31, 2024, there were 12,790,000 shares reserved for future issuance under the LTIP.

F-30

The total stock-based compensation expense (included in administration and other) recognized during the years ended March 31, 2023 and 2024, was $0.5 million and $1.1 million, respectively. Stock-based compensation expense recognized during the year ended March 31, 2024 includes a cash-settled stock-based payment expense of $0.8 million for a bonus related to the Powerfleet Transaction (refer to note 21) to be settled in shares. Net deferred tax benefits reversed on total stock-based compensation expense in the Statement of Income for the years ended March 31, 2023 and 2024, was $0.1 million and $0.05 million, respectively. Tax benefits realized on awards exercised during the years ended March 31, 2023 and 2024, was $0.2 million and $0.04 million, respectively.

Stock appreciation rights granted under the LTIP

Under the LTIP, SARs may be issued to certain directors and key employees. The exercise price of the SARs granted is equal to the closing market value of ordinary shares on the day preceding the date of grant. The SARs granted vest in tranches of 25% per annum, commencing on the second anniversary of the grant date and expire 6 years after the grant date. Vesting is contingent upon employment within the Company and an annual total shareholder return in excess of 10% being achieved, taking into account any dividends paid during the vesting period. Management estimates forfeiture to be approximately 5%. Upon exercise, the Company will settle the value of the difference, between the closing market value of the ordinary shares on the day of settlement and the award price (if positive), by delivering shares. The Company has no legal or constructive obligation to settle the SARs in cash.

The following table summarizes the Company’s SARs for the fiscal year ended March 31, 2024:

	Number of SARs	Weighted- Average Exercise Price in U.S. Cents*	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value* (in thousands)
Outstanding as of April 1, 2023	35,800,000	37
Granted on June 26, 2023	10,600,000	27
Exercised	—	—
Forfeited	(1,425,000)	31
Outstanding as of March 31, 2024	44,975,000	33	3.58
Vested and expected to vest as of March 31, 2024	43,333,438	33	3.56	$10,819,015
Vested as of March 31, 2024	12,143,750	40	2	$2,218,099

*	The exercise price is denominated in South African cents. U.S. currency amounts are based on a ZAR:USD exchange rate of 18.8761 as of March 31, 2024.

The weighted-average grant-date fair value of SARs granted during the years ended March 31, 2023 and 2024, was 14 U.S. cents and 10 U.S. cents, respectively. The grant-date fair value was determined using a combination of the Monte Carlo Simulation option pricing model and the Binomial Tree option pricing model. U.S. currency amounts are based on a ZAR:USD exchange rate of 18.8761 as of March 31, 2024. The key drivers and assumptions input into the valuation models used to determine these values are disclosed below. The volatility was calculated using a mixture of the Company’s historical data as well as the share data of comparable companies for grants made in all financial years preceding 2024 and the Company’s historical share data for grants made in the 2023 fiscal year and the current year.

The total intrinsic value of SARs exercised during fiscal year 2023 was $1.2 million. No SARs were exercised during fiscal year 2024. U.S. Dollar amounts are based on a ZAR:USD exchange rate of 18.8761 as of March 31, 2024.

F-31

The salient details of SARs granted during fiscal year 2024 are provided in the table below:

Total shareholder return
Grant date	June 26, 2023
Grant date fair value (ZAR/$)(1)	R1.93/$0.10
Award price (ZAR/$)(1)	R5.01/$0.27
JSE share price on grant date (ZAR/$)(1)	R5.01/$0.27
Expiry date	June 26, 2029
Performance conditions
– Total shareholder return of (%)	10.0
Remaining contractual life at March 31, 2024	5.2

Valuation assumptions and drivers
Volatility (%)	52.6
Anticipated forfeiture rate (%)	5.0
Anticipated dividend yield (%)	3.75
Annual risk-free interest rate (%)	8.97

The salient details of SARs granted during fiscal year 2023 are provided in the table below:

Total shareholder return
Grant date	November 1, 2022
Grant date fair value (ZAR/$)(1)	R2.58/$0.14
Award price (ZAR/$)(1)	R5.10/$0.28
JSE share price on grant date (ZAR/$)(1)	R5.80/$0.32
Expiry date	November 1, 2028
Performance conditions
– Total shareholder return of (%)	10.0
Remaining contractual life at March 31, 2024	4.6
Valuation assumptions and drivers
Volatility (%)	50.4
Anticipated forfeiture rate (%)	5.0
Anticipated dividend yield (%)	3.71
Annual risk-free interest rate (%)	8.74

(1)	For purposes of this table, the award price has been converted, based on the South African Rand/U.S. Dollar exchange rate in effect as of grant date.

The following table summarizes the Company’s unvested SARs for the fiscal year ended March 31, 2024:

	Number of SARs	Weighted- Average Grant-Date Fair Value in U.S. Cents*
Unvested as of April 1, 2023	35,800,000	15
Granted on June 26, 2023	10,600,000	10
Vested	(12,143,750)	16
Forfeited	(1,425,000)	14
Unvested as of March 31, 2024	32,831,250	13

*	The exercise price used to determine the grant date fair value is denominated in South African cents. U.S. currency amounts are based on a ZAR:USD exchange rate of 18.8761 as of March 31, 2024.

F-32

As of March 31, 2024, there was $1.7 million of unrecognized compensation cost related to unvested SARs. This amount is expected to be recognized over a weighted-average period of 3.52 years.

Restricted share units granted under the LTIP

Under the LTIP, RSUs may be issued to certain directors and key employees. The scheme rules allow for a maximum of 2 million RSUs to be granted in any financial year and for a maximum of 12 million RSUs to be granted in aggregate over the life of the plan.

2 million time-based RSUs were granted on June 1, 2020, and vest in tranches of 50% per annum, commencing on the second anniversary of the grant date. Vesting is conditional upon the continued employment of the recipient with the Company. Management estimates forfeiture to be approximately 5%. Settlement will take place in the Company’s shares. The Company has no legal or constructive obligation to settle the RSUs in cash. The weighted average grant date fair value per RSU granted was 30 U.S. cents. U.S. currency amounts are based on a ZAR:USD exchange rate of 18.8761 as of March 31, 2024. The grant date fair value was determined by deducting the present value of expected dividends to be paid per share prior to vesting from the closing market price of the Company’s shares on the grant date. The was no unrecognized compensation cost related to unvested RSUs as of March 31, 2024.

The following table summarizes the Company’s unvested RSUs for the fiscal year ended March 31, 2024:

	Number of RSUs	Weighted- Average Grant-Date Fair Value in U.S. Cents*
Unvested as of April 1, 2023	800,000	30
Settled	(800,000)	30
Forfeited	—	30
Unvested as of March 31, 2024	—	30

*	The exercise price used to determine the grant date fair value is denominated in South African cents. U.S. currency amounts are based on a ZAR:USD exchange rate of 18.8761 as of March 31, 2024.

Performance shares granted under the LTIP

Under the LTIP, performance shares may be issued to certain directors and key employees. The performance shares granted vest immediately once the service and performance conditions have been met. Settlement takes place by delivering ordinary shares equal to the number of performance shares that have vested, alternatively as a fall back provision only, by settling the value in cash.

No performance shares were granted during fiscal year 2023 or fiscal year 2024 under this scheme.

F-33

17. Debt

As of March 31, 2023, debt comprised of bank overdrafts of $15.3 million. As of March 31, 2024, debt comprised $19.5 million of bank overdrafts and $0.6 million of book overdrafts. Details of undrawn facilities are shown below:

		As of March 31,
	Interest rate	2023	2024
Undrawn borrowing facilities at floating rates include:
– Standard Bank:
CFC Overdraft	SA prime* less 1.2%	$1,180	$2,710
– Nedbank Limited overdraft	SA prime* less 2%	264	—
– Investec Facility:
General committed banking facility	SA Prime* less 1.5%	7,222	13
General uncommitted banking facility	Negotiable (overnight or daily rates)	10,000	10,000
		$18,666	$12,723

*	South African prime interest rate

As of March 31, 2023 and 2024, the South African prime interest rate was 11.25% and 11.75%, respectively. The Standard Bank of South Africa Limited (“Standard Bank”) and Nedbank Limited facilities have no fixed renewal date and are repayable on demand. The facility from Nedbank Limited is unsecured. During February 2024, the Nedbank Limited overdraft facility was cancelled.

The Investec Bank Limited (“Investec”) credit facilities are comprised of a 364-day renewable committed general credit facility of R350 million (the equivalent of $19 million as of March 31, 2024), (the “Committed Facility”) and an uncommitted general credit facility of $10 million (the “Uncommitted Facility”). As of March 31, 2024, $18.5 million of the committed general credit facility was utilized.

Under the Committed Facility, the Company will pay a commitment fee charged at 30bps on any undrawn portion of the Committed Facility (plus VAT on such amount), calculated monthly and payable, free of deduction, monthly in arrears on first business day of each month. The Uncommitted Facility is repayable on demand and a fee of 10bps per annum shall be charged on any undrawn portion of the Uncommitted Facility (plus VAT on such amount), calculated monthly and payable, free of deduction, monthly in arrears on the seventh business day of each month.

The loans under the Committed Facility bear interest at South African prime interest rate less 1.5% per annum and the loans under the Uncommitted Facility bear interest at overnight or daily negotiable rates, in each case which such interest shall accrue on all amounts outstanding under the Committed Facility or the Uncommitted Facility, as the case may be, payable monthly in arrears on the first business day of each month, or as otherwise specified in the Credit Agreement. Investec shall advise the Company of any changes to the applicable interest rate.

MiX Telematics Africa (Pty) Ltd, MiX Telematics International (Pty) Ltd and MiX Telematics Enterprise SA (Pty) Ltd have issued guarantees in favour of Investec in terms of which they guarantee the performance by MiX Telematics Limited of all its obligations to Investec.

On November 15, 2022, the Company concluded a second amendment to the credit agreement with Standard Bank, which entitles the Company to utilize a maximum amount of R70 million (the equivalent of $3.7 million as of March 31, 2024), in the form of a customer foreign currency account overdraft facility (the “CFC Overdraft Facility”). All other facilities under the facility letter with Standard Bank were replaced by the CFC Overdraft Facility. The CFC Overdraft Facility has no fixed renewal date and is repayable on demand. The CFC Overdraft Facility bears interest at the South African Prime interest rate less 1.2% per annum. As of March 31, 2024, $1.0 million of the CFC Overdraft Facility was utilized.

F-34

In November 2022, the Company also terminated the suretyship securing the Company’s indebtedness (among other parties), to Standard Bank, which was signed by the Company and its subsidiaries; MiX Telematics Africa Proprietary Limited (“MiX Telematics Africa”) and MiX Telematics International Proprietary Limited (“MiX Telematics International”). A new suretyship agreement was entered into providing that the Company and only one subsidiary being MiX Telematics International, binds themselves as surety(ies) and co-principal debtor(s) for the payment, when due, of all the present and future debts of any kind of the Company and MiX Telematics International to Standard Bank. The security release letter also provided that Standard Bank’s claims to any security furnished by the Company and its subsidiaries under the original suretyship agreement were released upon signature of the new suretyship agreement.

On March 7, 2024, as part of the acquisition transaction discussed in note 21, the Company and Powerfleet, entered into the Facilities Agreement with Rand Merchant Bank (“RMB”), pursuant to which RMB agreed to provide Powerfleet with two term loan facilities in an aggregate principal amount of $85 million, comprised of two facilities in the aggregate principal amount of $42.5 million and $42.5 million, respectively. The proceeds of the term loan facilities were used by Powerfleet to redeem all the outstanding shares of the Series A Preferred Stock and for general corporate purposes. Powerfleet drew down $85 million in cash under the term loan facilities on March 13, 2024.

Following the signing of the Facilities Agreement, the Company entered into a Facility Notice and General Terms and Conditions (collectively, the “Credit Agreement”) with RMB as lender on March 14, 2024, for a 364 days committed general banking facility of R350 million (the equivalent of $19 million as at March 31, 2024). The Credit Agreement and the rights and obligations of the parties are subject to the terms and conditions of the Facilities Agreement entered into on March 7, 2024. The committed general banking facility is repayable on demand and has a tenor of 365 (three hundred and sixty five) days from the available date. Repayment of the committed general banking facility, including capitalized interest, is due by the earlier of (a) the available date or (b) April 2, 2025 (the “Repayment Date”), unless extended by agreement between the Borrower and the Bank. Interest rate for the committed general banking facility is calculated at South African prime rate minus 0.75% (zero point seventy five percent) per annum and shall be calculated on the daily outstanding balance, compounded monthly in arrears and repaid quarterly.

18. Commitments and contingencies

Capital commitments

As of March 31, 2023 and 2024, the Company had approved, and contracted, capital commitments for property, plant and equipment of $2.2 million and $4.4 million, respectively; and for intangible assets of $1.4 million and $1.6 million, respectively.

Capital commitments will be funded out of a mixture of working capital and cash and cash equivalents.

Contingencies

Service agreement

In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited, a subsidiary of the Company, in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement as of March 31, 2023 and 2024 was $1.1 million and $0.8 million, respectively. No loss is considered probable under this arrangement.

Competition Commission of South Africa matter

On April 15, 2019, the Competition Commission of South Africa (the “Commission”) referred a matter to the Competition Tribunal of South Africa (“Tribunal”). The Commission contended that the Company and a number of its channel partners had engaged in market division.

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On June 27, 2024, the Tribunal confirmed the settlement agreement between the Commission and the Company of an administrative penalty to resolve the matter. The settlement agreement confirms that the Company is not liable for anticompetitive conduct.

As the matter was still subject to approval and confirmation by the Tribunal at year end, and the timing or the outcome of the approval and confirmation could not be predicted as at March 31, 2024, the Company has not made any provision for this matter as at March 31, 2024.

19. Retirement benefits

It is the policy of the Company to provide retirement benefits to all its South African, United Kingdom, United States, Brazilian and Australian employees. All these retirement benefits are defined contribution plans and are held in separate trustee-administered funds. These plans are funded by members as well as company contributions. The South African plan is subject to the Pension Funds Act of 1956, the UK plan is subject to the United Kingdom Pensions Act 2008 and the Australian plan is subject to the Superannuation Guarantee Administration Act of 1992. In Brazil, the Company contributes to a mandatory state social contribution plan known as Regime Geral de Previdência Social. In Romania there is a mandatory social security contribution paid to the state budget, as defined by the Pension Law (Law 263/2010) and the Fiscal Code (Law 227/2015). For the United States employees, a voluntary Internal Revenue Service section 401(k) tax-deferred as well as a Roth IRA post-tax defined contribution schemes are offered. The full extent of the Company’s liability, in respect of the retirement benefits offered, is the contributions made, which are charged to the Consolidated Statements of Income as they are incurred. The total Company contribution to such schemes for the years ended March 31, 2023 and 2024 were $2.0 million and $2.1 million, respectively.

20. Related party transactions

There were no related party transactions during the years ended March 31, 2023 and 2024.

21. Subsequent events

Other than the item below, the directors are not aware of any matter material or otherwise arising since March 31, 2024 and up to the date of this report, not otherwise dealt with herein.

Change in ownership of the Company and delisting

On October 10, 2023, the Company entered into an Implementation Agreement with Powerfleet, a Delaware corporation, and Main Street 2000 Proprietary Limited, a private company incorporated in the Republic of South Africa and a wholly owned subsidiary of Powerfleet, pursuant to which, subject to the terms and conditions thereof, Main Street has acquired all of the issued ordinary shares of the Company, including the ordinary shares represented by the Company’s American Depositary Shares, through the implementation of a scheme of arrangement in accordance with Sections 114 and 115 of the South African Companies Act, No. 71 of 2008, in exchange for shares of common stock, par value $0.01 per share, of Powerfleet. As a result of the transactions, including the Scheme, contemplated by the Agreement, the Company has become an indirect, wholly owned subsidiary of Powerfleet. The implementation of the Scheme has resulted in the delisting of the MiX Ordinary Shares from the Johannesburg Stock Exchange and the delisting of the Company’s American Depositary Shares, each representing 25 MiX Ordinary Shares, from the New York Stock Exchange. The Powerfleet Common Stock will continue to be listed on The Nasdaq Global Market (“Nasdaq”) and will additionally be listed on the JSE by way of a secondary inward listing.

On the implementation date of the Scheme (i.e. April 2, 2024) (the “Scheme Implementation Date”), the holders of record of MiX Ordinary Shares, who were registered in MiX’s securities register as of the applicable Scheme Record Date (i.e. March 28, 2024) for purposes of the listing requirements of the JSE, exchanged 100% of the issued MiX Ordinary Shares as of the Scheme Record Date, excluding treasury shares and any MiX Ordinary Shares held by any shareholder of the Company that has validly exercised its appraisal rights with respect to the Scheme, in exchange for consideration consisting of 0.12762 shares of Powerfleet Common Stock for each MiX Ordinary Share (and in the case of holders of MiX ADSs, 3.19056 shares of Powerfleet Common Stock for each MiX ADS).

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In addition, on the Scheme Implementation Date, each of the Company Share Plans will be assumed by Powerfleet. The number of Replacement SARs shall be equal to the number of prior SARs as noted in note 16, multiplied by 0.12762 (rounded down to the nearest whole number of shares). The Award Price with respect to the Replacement SARs shall be equal to the Award Price applicable to the prior SARs divided by 0.12762 (rounded up to the nearest one hundredth of a cent) and converted to U.S. Dollars at an exchange rate of R18.90 per U.S. Dollar, being the rate of exchange effective at April 2, 2024. The replacement of MiX’s share-based payment awards will be treated like a modification under ASC 718, Compensation—Stock Compensation as of the Scheme Implementation Date in Powerfleet’s consolidated financial statements.

Dissenting shareholder

During the shareholder voting process for the proposed merger transaction between Powerfleet and the Company, a registered holder of 4,570,000 ordinary shares of the Company voted against the transaction (i.e. dissenting shareholder). On April 11, 2024, the dissenting shareholder sent a letter of demand to the Company, in terms of Section 164 (5) to (8) of the Companies Act, to pay the dissenting shareholder, in cash, the fair value of all the shares owned in the Company, plus interest from the effective date, calculated at the cost of equity of the Company, compounded monthly.

Powerfleet agreed with the dissenting shareholder that it would purchase the dissenting shareholder’s 4,570,000 shares in the Company in exchange for the transfer of 583,223 Powerfleet shares to the dissenting shareholder’s account. On May 31, 2024, the shares were transferred and the dissenting shareholder withdrew its section 164 demand.

22. Exchange rates

The Company is subject to fluctuations in exchange rates between the ZAR and foreign currencies, primarily the U.S. Dollar and the British Pound. The following major rates of exchange were used in the preparation of the consolidated financial statements:

		As of March 31,
		2023	2024
USD:ZAR	– closing	17.98	18.88
	– average	16.99	18.73

USD:GBP	– closing	0.81	0.79
	– average	0.83	0.80

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POWERFLEET, INC.

24,285,714 Shares of Common Stock

PROSPECTUS

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or the sale of these securities.

December 18, 2024